The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to 424(b)(5)

Registration No. 333-152937

SUBJECT TO COMPLETION, DATED AUGUST 11, 2008

PROSPECTUS SUPPLEMENT

(To Prospectus Dated August 11, 2008)

American Depositary Shares

China Medical Technologies, Inc.

REPRESENTING            ORDINARY SHARES

This is an offering from time to time of an aggregate of up to              of our American depositary shares, or ADSs. Each ADS represents 10 of our ordinary shares. The ADSs being offered hereby are ADSs that we will effectively loan pursuant to ADS issuance and repurchase agreements to affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, the underwriters of this offering and the concurrent offering of         % Convertible Senior Notes due 2013 described below. In this prospectus supplement, we refer to such affiliates of the underwriters as the ADS Purchasers and these ADSs as the purchased ADSs.

The ADS Purchasers will receive all of the proceeds from the sale of the purchased ADSs in this offering. We will not receive any proceeds from the sale of the purchased ADSs in this offering. Pursuant to the ADS issuance and repurchase agreements, we will receive from the ADS Purchasers a purchase price of US$1.00 per ADS, which equals the par value of the underlying ordinary shares, that we issue. The ADS Purchasers will be obligated to deliver to us an equal number of ADSs on a later date as described under “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes” and, on the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future.

Concurrently with this offering of purchased ADSs, we are offering by means of a separate prospectus supplement and accompanying prospectus, US$150.0 million aggregate principal amount of         % Convertible Senior Notes due 2013 (US$172.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full). In this prospectus supplement, we refer to such Convertible Senior Notes as the notes.

The entry into the ADS issuance and repurchase agreements is designed to facilitate privately negotiated transactions or short sales by which investors in the notes hedge their investment.

The purchased ADSs may be offered for sale in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. Of the              purchased ADSs,             will be initially offered at US$             per ADS (we refer to these purchased ADSs as the fixed-price purchased ADSs), and up to the remaining              purchased ADSs are expected to be subsequently sold at prevailing market prices at the time of sale or at negotiated prices.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because, among other things, pursuant to the ADS issuance and repurchase agreements, upon conversion, repurchase or payment at maturity of all of the notes, the ADS Purchasers are obligated to deliver to us a number of ADSs equal to the number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CMED.” On August 8, 2008, the closing sale price of our ADSs was US$53.02 per ADS.

The closing of this offering of fixed-price purchased ADSs is contingent upon the closing of the concurrent offering of notes, and the closing of the concurrent offering of notes is contingent upon the closing of this offering of fixed-price purchased ADSs.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page S-17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the fixed price purchased ADSs on or about August     , 2008, which will be the second business day following the date of pricing of the ADSs (such settlement cycle being herein referred to as ‘‘T+2’’). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of the ADSs who wish to trade any of such ADSs on the date of pricing should consult their advisor.

The ADSs will be delivered to purchasers in book-entry form through The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A./N.A., as operator of the Euroclear System.

CREDIT SUISSE	MORGAN STANLEY
(in alphabetical order)

August    , 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

You should not consider any information included in this prospectus supplement and the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding any purchase of notes. We are not, and the underwriters are not, making any representation to any offeree or purchaser of the notes regarding the legality of an investment in the notes by that offeree or purchaser under appropriate investment or similar laws.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents.

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced immunoassay and molecular diagnostic IVD products utilizing enhanced chemiluminescence immunoassay technology and fluorescence in situ hybridization technology. Our IVD products are used to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids. In addition, we develop, manufacture and market a therapeutic system which uses high intensity focused ultrasound, or HIFU, for the non-invasive treatment of solid cancers and benign tumors.

Our ECLIA system, which consists of reagent kits and an ECLIA analyzer, is an IVD system based on enhanced chemiluminescence immunoassay technology we acquired in August 2004. The ECLIA system is a type of IVD system commonly used in the United States and Western Europe, but is relatively new in China. Our ECLIA system is a “closed” system in that only our ECLIA reagent kits can be used with our ECLIA analyzer and our ECLIA analyzer can only be used with our ECLIA reagent kits. We had sold over 3,000 units of our ECLIA analyzer as of March 31, 2008. We currently offer 74 types of reagent kits for use with our ECLIA analyzers. These reagent kits are used to detect various thyroid disorders, diabetes, hepatitis, Down Syndrome, liver fibrosis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure.

Our FISH probes are molecular diagnostic IVD reagents used with FISH imaging analysis systems for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers. FISH technology enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the China market. We acquired our FISH technology in March 2007 and began marketing and selling FISH products in June 2007. We currently offer 35 FISH probes that are used to detect various genetic syndromes and cancers including breast cancer, bladder cancer, cervical cancer, leukemia and multiple myeloma. Our FISH probes can be used with the FISH imaging analysis system, which can be purchased either directly from system manufacturers or from us.

Our HIFU therapy system is an ultrasound-guided, ultrasound energy ablation system used for the non-invasive treatment of solid tumors. Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and had sold over 425 units of our HIFU therapy system as of March 31, 2008.

We have significant experience and demonstrated ability in identifying, acquiring and commercializing medical technologies with significant market potential. We have acquired HIFU, ECLIA and FISH technology platforms, successfully integrated these technologies into our existing operations and developed and marketed products utilizing these technologies.

We sell our ECLIA reagent kits and analyzers solely through distributors, who mainly target small to medium-sized hospitals. As our ECLIA system is a “closed” system, we believe that a large installed base of our ECLIA analyzers will enable us to derive a steady source of recurring revenue from sales of our reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and to derive additional recurring revenue from sales of our reagent kits, we introduced an ECLIA reagent rental program, under which we provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volumes to promote the sales of our reagent kits. Our FISH products are marketed and sold through our own sales force, who mainly target large hospitals. We had 125 sales and marketing employees as of March 31, 2008. We sell our HIFU therapy system primarily through distributors with a small percentage of sales made directly to hospitals.

For the fiscal year ended March 31, 2008, we generated revenues of RMB915.7 million (US$130.6 million) and net income of RMB325.2 million (US$46.4 million).

For information regarding recent developments in our business, please see “—Recent Developments” in this prospectus supplement summary.

Our Strengths

We believe that our principal competitive strengths include the following:

•	a leader in the Chinese immunoassay and molecular diagnostic IVD market, offering IVD products including our ECLIA system and FISH probes;

•	a leader in HIFU technology for tumor treatment;

•	strong research and development capabilities and commitment to our research and development efforts;

•	low manufacturing and operating costs; and

•	demonstrated ability to identify, acquire and commercialize medical technologies with significant market potential.

Our Strategies

We intend to continue to grow our business through the following strategies:

•	increase recurring revenue through developing and selling new ECLIA reagent kits, increasing the usage of our ECLIA reagent kits in hospitals and expanding the installed base of our ECLIA analyzers;

•

increase recurring revenue from sales of our FISH probes by expanding our direct sales force targeting large hospitals, promoting the adoption of FISH technology and developing new FISH probes with large market potential;

•	increase market penetration of our HIFU therapy system in China;

•	maintain our technological advantage through focused research and development; and

•	selectively acquire complementary products or technologies with significant market potential.

Our Challenges

The success of our business is subject to risks and uncertainties, including the following:

•	our possible failure in sustaining and expanding the market for our ECLIA system and FISH products;

•	possible reduction in, or our possible failure to increase, revenues from our ECLIA system, FISH products and HIFU therapy system;

•

our potential inability to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, combined with the uncertainties regarding the long-term effectiveness of HIFU medical devices for tumor treatment;

•

our failure to protect our intellectual property rights and our exposure to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs; and

•	increased costs, possible failure and other uncertainties relating to potential acquisitions of new products or technologies.

Our Products and Solutions

ECLIA System

Our ECLIA system, which consists of reagent kits and an ECLIA analyzer, is a closed IVD system based on enhanced chemiluminescence immunoassay technology we acquired in August 2004.

To perform a test using our ECLIA system, an ECLIA reagent is mixed with a sample of body fluid from the patient in a microplate provided in our reagent kit. The mixture reacts and emits light, which is measured and analyzed by the ECLIA analyzer. The result is compared with the reference ranges for the particular reagent in order to reach a diagnosis. Our ECLIA analyzer is a sensitive, accurate, low cost and simple-to-use IVD device capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce diagnostic results. We have developed several technologies that make our photon counter, a key component of our ECLIA analyzer, more sensitive and accurate. Our ECLIA analyzer uses our proprietary technology to analyze and organize the information produced and contains encryption codes that prevent users from conducting tests with reagents produced by other manufacturers.

We increasingly derive more revenue from recurring sales of ECLIA reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and increase recurring revenue from sales of reagent kits, we introduced a new ECLIA reagent rental program, under which we provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volumes to promote the sales of our ECLIA reagent kits.

We currently offer 74 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, and disorders related to reproduction and growth, severe acute respiratory syndrome, or SARS, Down Syndrome, liver fibrosis and various types of tumors. We are also developing reagents for other applications such as infertility disorders, HIV, hepatitis C and cardiac diseases. The following table sets out the major clinical applications of our reagent kits:

Type of Test	Numbers of Reagent Kits	Description
Anemia	1	To evaluate levels of serum ferritin in diagnosing iron deficiency anemia.
Cardiac diseases	1	To test the effectiveness of digoxin, a widely used drug for treatment of heart failure.
Growth disorder	1	Early diagnosis, identification and prognosis evaluation of problems relating to growth and development.
Hepatitis B	10	Basic tests hospitals perform to test for hepatitis B.
Infertility	7	To test for the sterility caused by the malfunction of immune system.
Liver fibrosis	4	Main tests performed by hospitals for evaluating the presence and degree of liver fibrosis.

Type of Test	Numbers of Reagent Kits	Description
Metabolic function (including diabetes)	4	To test insulin and C-Peptide levels, two common indications of diabetes and to test for and monitor diabetes where insulin and C-Peptide levels may not be a reliable indicator.
Other viruses	10	To test for the infection of other viruses including the five viruses that could cause the fetal malformation if infected during pregnancy.
Reproductive endocrinology	18	Main tests performed by hospitals to evaluate the functions of the female and male reproductive organs as well as tests to assess Down Syndrome
SARS	1	To test for SARS, an atypical pneumonia of unknown etiology recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.
Thyroid disorders	7	The basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland.
Tumors	10	To detect the following types of tumors: breast; colon; intestine; kidney; liver; lung; ovary; pancreas; prostate and stomach.

FISH Probes and FISH Imaging Analysis System

Our FISH probes are molecular diagnostic IVD reagents used with FISH imaging analysis systems for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers.

To perform a FISH test, a specific FISH probe is mixed with a sample of patient body fluid or tissue so that the probe can hybridize with its complementary target DNA in the patient’s cells. Once hybridized, the fluorescent fragments on the FISH probe will show precisely where the target DNA lies along the patient’s chromosomes. Under the fluorescent microscope, which is a key component of the FISH imaging analysis system, the medical practitioners examine the labeled sample, check the quality of the fluorescent signals, analyze the findings and record the areas for analysis. These fluorescent images are captured and saved on the computer for further analysis by the imaging analysis system if needed.

We currently offer 35 types of FISH probes. The following table sets out the major clinical applications of these FISH probes:

Application	Numbers of Probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.
Breast cancer	2	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy.
Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.
Leukemia	15	For diagnosis and prognosis of various leukemias and multiple myeloma.
Prenatal and postnatal	6	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.
Prostate cancer	6	An effective approach for early diagnosis of prostate cancer.

HIFU Therapy System

Our HIFU therapy system is an ultrasound-guided, ultrasound energy ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60°C and 70°C (140°F and 158°F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and had sold over 425 units of our HIFU therapy system as of March 31, 2008.

We launched our third-generation two-transducer HIFU therapy system in October 2006. This model is equipped with our proprietary non-invasive ultrasound temperature measuring technology that can collect real time temperature data through acoustic signals generated by the ultrasound waves used for treatment. As the amount of ultrasound energy required to achieve the destruction of tumor tissues can vary with the location of the tumor and the specific characteristics of the tumor tissues to be treated, real time temperature data allows the physician to adjust and more precisely achieve target temperature and provides the physician with more control over the treatment process and outcome. In addition, our third-generation HIFU therapy system enables the patients to be treated while lying down or sitting so that tumors in more locations in the body can be targeted and treated.

Corporate Information

Our principal executive offices are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China. Our telephone number at this address is (8610) 6787-1166 and our fax number is (8610) 6788-9588.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is CT Corporation System located at 111 Eight Avenue, 13th Floor, New York, New York 10011

Conventions That Apply To This Prospectus Supplement

In this prospectus supplement, “China Medical,” “CMED,” “we,” “us” “our” and “our company” refer to China Medical Technologies, Inc., a company incorporated in the Cayman Islands, its predecessor and wholly owned subsidiary, Beijing Yuande Bio-Medical Engineering Co., Ltd., or YDME Beijing, and all other direct and indirect consolidated subsidiaries of China Medical Technologies, Inc., unless the context otherwise requires or as otherwise indicates.

In addition, the following technical and industry specific terms used in this prospectus supplement have the meanings set forth below:

•	“ablation” means elimination or removal;

•	“CCD camera” means charge-couple-device camera equipped with a chip to control the brightness and brilliance of colors of the recorded images;

•	“DNA” means deoxyribonucleic acid, a nucleic acid molecule that contains the genetic instructions for the development and functioning of all known living organisms;

•	“ECLIA analyzer” means an IVD instrument capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce quantitative diagnostic results;

•

“ECLIA system” means an integrated luminescence immunoassay IVD system comprised of an analyzer and reagents for detecting and quantifying a specific antigen or antibody in a blood or body fluid sample using an immunological reaction;

•

“FISH imaging analysis system” means an integrated system comprised of a fluorescent microscope, CCD camera and FISH imaging analysis software that enable medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using fluorescent in situ hybridization technology;

•

“FISH probes” means a synthetic piece of DNA coupled with a fluorescent indicator, or tag, so that the chromosomes or genes that it binds to through hybridization can be directly visualized under a fluorescent microscope;

•	“FISH products” means the FISH imaging analysis system and the FISH probes;

•

“fluorescent in situ hybridization technology” or “FISH technology” means a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences on chromosome;

•	“HIFU” means high intensity focused ultrasound;

•	“HIFU therapy system” means an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors;

•	“in-vitro diagnostics” or “IVD” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

•	“luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

•	“molecular diagnostics” refers to tests and methods used to identify a disease or the predisposition to a disease by analyzing the DNA or RNA of an organism;

•	“reagent” means chemically active substance formulated to create different reactions with blood or other body fluid samples to detect, measure and produce other substances;

•	“reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests;

•	“RNA,” or ribonucleic acid, is a long-chain, single-stranded nucleic acid involved in protein synthesis and expression of hereditary information; and

•	“SFDA” means the State Food and Drug Administration of the PRC.

Solely for the convenience of the reader, this prospectus supplement contains translations of certain Renminbi amounts into U.S. dollars. Unless otherwise stated in this prospectus supplement, all translations of Renminbi amounts to U.S. dollars were made at the rate of RMB7.0120 to US$1.00, the noon buying rate for U.S. dollars in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rate”) on March 31, 2008. On August 8, 2008, the noon buying rate for cable transfers in Renminbi was RMB6.8604 to US$1.00. See “Exchange Rate Information.” No representation is made that the Renminbi amounts stated herein could have been, or could be, converted into U.S. dollars at such rates or at any other rate. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.”

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with the audited consolidated financial statements and related notes included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The summary consolidated statement of income data (other than ADS data and weighted average number of shares outstanding) for the fiscal years ended March 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with the United States Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Summary Consolidated Statement of Income Data:
Revenues	371,767	546,970	915,738	130,596
Gross profit	261,273	395,356	569,302	81,190
Operating income	193,263	290,271	423,952	60,461
Other income (expense)	23,838	29,541	(20,533)	(2,928)
Earnings before income taxes	217,101	319,812	403,419	57,533
Income tax expense	(18,088)	(30,094)	(78,197)	(11,152)
Net income	199,013	289,718	325,222	46,381
Earnings per share(1)
Basic	0.81	1.08	1.24	0.18
Diluted	0.81	1.07	1.20	0.17
Earnings per ADS (basic and diluted)(2)
Basic	8.10	10.80	12.40	1.80
Diluted	8.10	10.70	12.00	1.70
Dividend declared per share	—	—	0.30
Weighted average number of shares outstanding
Basic	246,878,001	269,232,171	262,218,999	262,218,999
Diluted	247,163,001	286,979,793	310,396,680	310,396,680

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Earnings per share
Basic	0.05	0.06	0.26	0.04
Diluted	0.05	0.05	0.22	0.03

(2)	Each ADS represents 10 ordinary shares.

	March 31,
	2007	2008	2008
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash	1,173,640	682,679	97,359
Working capital(3)	764,090	671,990	95,834
Goodwill and intangible assets	1,565,362	1,550,447	221,113
Total assets	3,192,228	2,931,804	418,112
Convertible notes	1,158,480	1,051,800	150,000
Payables and deferred credit related to FISH acquisition(4)	530,598	65,793	9,383
Total liabilities	1,906,489	1,409,043	200,947
Total shareholders’ equity	1,285,739	1,522,761	217,165

(3)	Working capital is calculated using current assets minus current liabilities.
(4)	Payables and deferred credit related to FISH acquisition includes both current and non-current portion.

RECENT DEVELOPMENTS

The following tables set forth our summary interim consolidated statement of income data for the three-month periods ended June 30, 2007 and 2008 and our summary consolidated balance sheet data as of March 31, 2008 and June 30, 2008. The summary consolidated balance sheet data as of March 31, 2008 has been derived from our audited consolidated balance sheet as of March 31, 2008, which was included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The summary interim consolidated statement of income data (other than the per ADS data) for the three-month periods ended June 30, 2007 and 2008 and the summary interim consolidated balance sheet data as of June 30, 2008, have been derived from our unaudited condensed consolidated interim financial statements as of June 30, 2008 and for the three-month periods ended June 30, 2007 and 2008, which are not included or incorporated by reference in this prospectus supplement. Such unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods. You should read the following financial information together with our audited financial statements and the related notes as well as “Item 5—Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. Our historical results are not necessarily indicative of our results expected for any future periods.

	Three months ended June 30,
	2007	2008
	RMB	RMB
	(in thousands except for number of shares, per share and per ADS data)
Summary Interim Consolidated Statement of Income Data:
Revenues:
ECLIA system	79,051	111,718
FISH imaging system	14,442	50,334
HIFU therapy system	57,997	64,707

Total revenues	151,490	226,759

Gross profit	87,126	156,697

Operating expenses:
Research and development	(9,779)	(10,529)
Sales and marketing	(5,755)	(12,749)
General and administrative	(13,946)	(26,198)

Total operating expenses	(29,480)	(49,476)

Operating income	57,646	107,221

Other expense, net	(4,896)	(8,131)
Earnings before income taxes	52,750	99,090

Income tax expense	(7,927)	(18,826)

Net income	44,823	80,264
Earnings per share(1)
—Basic	0.17	0.31
—Diluted	0.17	0.29
Earnings per ADS(2)
—Basic	1.71	3.06
—Diluted	1.70	2.91
Dividend declared per share	0.30	0.32
Weighted average number of shares outstanding
—Basic	261,963,081	262,429,741
—Diluted	263,172,139	313,107,877

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Three months ended June 30,
	2007	2008
	RMB	RMB
Earnings per share
Basic	0.02	0.04
Diluted	0.02	0.03

(2)	Each ADS represents 10 ordinary shares.

	March 31, 2008	June 30, 2008
	RMB	RMB
	(in thousands)
Summary Consolidated Balance Sheet Data:
Assets
Current assets:
Cash	682,679	780,948
Trade accounts receivable	289,751	302,073
Other current assets	55,679	63,291
Total current assets	1,028,109	1,146,312
Property, plant and equipment, net	164,499	161,494
Intangible assets, net	1,541,793	1,493,952
Prepayments and other receivables	154,264	150,900
Other non-current assets costs	43,139	40,676
Total assets	2,931,804	2,993,334

Liabilities
Current liabilities:
Accounts payable	48,040	57,697
Accrued liabilities and other payables	238,580	225,059
Income taxes payable	69,499	74,013
Dividend payable	—	86,809
Total current liabilities	356,119	443,578
Convertible notes	1,051,800	1,028,865
Deferred income taxes	1,124	1,744
Total liabilities	1,409,043	1,474,187

Shareholders’ equity
Ordinary shares	225,473	225,473
Additional paid-in capital	526,264	533,958
Accumulated other comprehensive loss	(48,046)	(52,809)
Retained earnings	819,070	812,525
Total shareholders’ equity	1,522,761	1,519,147
Total liabilities and shareholders’ equity	2,931,804	2,993,334

Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

Revenues. Our revenues increased by 49.7% to RMB226.8 million in the three months ended June 30, 2008 from RMB151.5 million in the three months ended June 30, 2007. The increase was primarily due to an increase in sales of our ECLIA reagents and FISH probes and, to a less extent, an increase in sales of our HIFU therapy system.

•

Our revenues from sales of the ECLIA system increased by 41.3% to RMB111.7 million in the three months ended June 30, 2008 from RMB79.1 million in the three months ended June 30, 2007. The increase was primarily due to the increasing usage of our ECLIA technology by hospitals as well as the expanded installed base of our ECLIA analyzers, both of which resulted in increased sales of ECLIA reagents.

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Our revenues from sales of the FISH products increased significantly to RMB50.3 million in the three months ended June 30, 2008 from RMB14.4 million in the three months ended June 30, 2007. The increase was primarily due to a substantial increase in sales of FISH probes. We commenced sales of FISH products in June 2007. As of June 30, 2008, over 200 large hospitals in China were using our FISH probes.

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Our revenue from sales of the HIFU tumor therapy system increased by 11.6% to RMB64.7 million in the three months ended June 30, 2008 from RMB58.0 million in the three months ended June 30, 2007. The increase was driven primarily by increases in units sold. Sales of our HIFU therapy system are seasonal, and our first and second fiscal quarters, which are the quarters ending June 30 and September 30, respectively, have historically been weaker due to the budget cycles of hospitals in China.

Cost of revenue and gross margin. Our gross margin increased to 69.1% in the three months ended June 30, 2008 from 57.5% in the three months ended June 30, 2007. The increase in gross margin was primarily because a higher portion of our revenues was generated from sales of ECLIA reagents and FISH probes, both of which have higher gross margin.

Operating expenses. Our operating expenses increased by 67.8% to RMB49.5 million in the three months ended June 30, 2008 from RMB29.5 million in the three months ended June 30, 2007. The increase was primarily due to increases in general and administrative expenses and sales and marketing expenses.

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Our research and development expenses increased to RMB10.5 million in the three months ended June 30, 2008 from RMB9.8 million in the three months ended June 30, 2007. The increase was primarily due to an increase in research and development expenses on new ECLIA reagents and FISH probes, which was partially offset by a reduction in the HIFU research and development expenses for the period.

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Our sales and marketing expenses increased significantly to RMB12.7 million in the three months ended June 30, 2008 from RMB5.8 million in the three months ended June 30, 2007. Sales and marketing expenses as a percentage of revenues increased to 5.6% for the three months ended June 30, 2008 from 3.8% for the three months ended June 30, 2007. The increase was primarily due to the expansion of our direct sales force for FISH probes, increased product promotional activities as well as the cost of the ECLIA analyzers we provided to hospitals with certain diagnostic volumes free of charge to promote the sales of our ECLIA reagent kits under our new ECLIA reagent rental program.

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Our general and administrative expenses increased to RMB26.2 million in the three months ended June 30, 2008 from RMB13.9 million in the three months ended June 30, 2007. General and administrative expenses as a percentage of revenues increased to 11.6% for the three months ended June 30, 2008 from 9.2% for the three months ended June 30, 2007. The increase was primarily due to the increased headcount associated with the expansion of our operation and a significant increase in stock compensation expenses arising from the restricted shares granted in June 2008.

Operating income. As a result of the foregoing, our operating income increased by 86.0% to RMB107.2 million in the three months ended June 30, 2008 from RMB57.6 million in the three months ended June 30, 2007.

Other expenses, net. Our net other expenses increased to RMB8.1 million in the three months ended June 30, 2008 from RMB4.9 million in the three months ended June 30, 2007.

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Interest income. Interest income decreased by 54.0% to RMB4.0 million in the three months ended June 30, 2008 from RMB8.7 million in the three months ended June 30, 2007. The decrease was primarily due to lower average cash balances as a result of the payments for the acquisition of FISH technology and other acquisitions and a decrease in interest rate for US dollar bank deposits. The decrease was partially offset by an increase in interest rate for RMB bank deposits.

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Interest expense. Our interest expense includes interest paid our outstanding US$150.0 million principal amount of 3.5% convertible senior subordinated notes due 2011, the amortization of the issuance cost for the 3.5% convertible senior subordinated notes due 2011 and other interest expense. Our total interest expense decreased by 11.4% to RMB12.1 million for the three months ended June 30, 2008 from RMB13.7 million in the three months ended June 30, 2007. Other interest expense of RMB1.1 million for the three months ended June 30, 2008 primarily represented the imputed interest related to the final payment of US$10.0 million for our FISH acquisition due in March 2009.

Income tax expense. Income tax expense increased significantly to RMB18.8 million in the three months ended June 30, 2008 from RMB7.9 million in the three months ended June 30, 2007. Our effective tax rate increased to 19.0% in the three months ended June 30, 2008 from 15.0% for in three months ended June 30, 2007 due to the PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, which became effective as of January 1, 2008. The EIT Law established a single unified 25% income tax rate for most companies with some exceptions allowing preferential income tax rates, including a 15% income tax rate available to qualified hi-tech enterprises. We will apply for the certification as high-tech enterprises for preferential tax treatment once the relevant government authorities commence formal acceptance of such applications. Before we qualify for such preferential tax treatment, we are required to pay income tax in accordance with the transitional income tax arrangement under which the income tax rate is 18% in 2008 and 20% in 2009. We believe that we meet the criteria of hi-tech enterprise for preferential tax treatment under the EIT Law and will be ready to make the relevant application when the government authorities commence the process.

Net income. As a result of the foregoing, our net income increased by 79.1% to RMB80.3 million in the three months ended June 30, 2008 from RMB44.8 million in the three months ended June 30, 2007.

Other Information

For the three months ended June 30, 2008, net cash provided by operating activities was RMB115.8 million, while net cash used in investment activities was RMB16.9 million. There was no cash provided or used in financing activities for the three months ended June 30, 2008. The accounts receivable turnover days decreased to 110 days in the three months ended June 30, 2008 from 114 days in the three months ended March 31, 2008.

THE OFFERING

The following is a brief summary of certain information about our ADSs being offered and is provided solely for your convenience. For a more complete description of our ADSs, see the sections titled “Description of Share Capital” and “Description of American Depositary Shares” in the accompanying prospectus.

Issuer	China Medical Technologies, Inc., an exempted company incorporated under the law of the Cayman Islands with limited liability.

Total ADSs offered hereby	Up to ADSs, representing up to ordinary shares. Pursuant to the ADS issuance and repurchase agreements, we will issue these ADSs (the “purchased ADSs”), at a purchase price of US$1.00 per ADS, which equals the par value of the underlying ordinary shares, to affiliates of the underwriters of this offering (the “ADS Purchasers”), subject to the ADS Purchasers’ obligation to deliver to us a number of ADSs equal to the number of purchased ADSs on a later date as described herein. On the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future. Of the purchased ADSs, will be initially offered at US$ per ADS and up to the remaining purchased ADSs are expected to be subsequently sold at prevailing market prices at the time of sale or at negotiated prices.

ADSs outstanding immediately after this offering	Up to ADSs. This calculation of ADSs outstanding includes the purchased ADSs offered hereby.

ADSs	Each ADS represents 10 ordinary shares, par value US$0.10 per ordinary share. All non-Direct Registration System ADSs will be evidenced by American Depositary Receipts.

The depositary will be the holder of the ordinary shares underlying the ADSs and, as an ADS holder, you will not be treated as one of our shareholders in respect of those ADSs. You will have the rights provided in the deposit agreement among us, the depositary and the owners and holders of ADSs from time to time. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service.

For more information about our ADSs, you should carefully read the section in the accompanying prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus supplement and the accompanying prospectus.

Depositary	Citibank, N.A.

Ordinary shares outstanding immediately after this offering	Up to ordinary shares (including up to ordinary shares represented by the ADSs offered hereby). This calculation of ordinary shares outstanding includes the ordinary shares represented by the purchased ADSs offered hereby.

Nasdaq Global Select Market symbol for our ADSs	Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CMED.”

Use of proceeds	The ADS Purchasers will receive all of the proceeds from the sale of the purchased ADSs in this offering. We will not receive any proceeds from the sale of the purchased ADSs in this offering.

Pursuant to the ADS issuance and repurchase agreements, we will receive from the ADS Purchasers a purchase price of US$1.00 per ADS, which equals the par value of the underlying ordinary shares, that we issue. The ADS Purchasers will be obligated to deliver to us an equal number of ADSs on a later date as described under “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes” and, on the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future.

Dividend policy	Our board of directors did not declare any cash dividends for the fiscal year ended March 31, 2006. Our board of directors declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS, based on our net income for the fiscal year ended March 31, 2007 and the dividend was paid in August 2007. Our board of directors declared a cash dividend on its ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS, based on our net income for the fiscal year ended March 31, 2008, which will be paid on or around August 28, 2008 to ordinary shareholders of record as of July 25, 2008. Cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholder’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

Dividends and other distributions	The depositary agrees to pay you any cash dividend or other distribution it receives on our ordinary shares or other deposited securities after deducting its fees and expenses.

Deposit and withdrawal of our ordinary shares

The depositary will issue ADSs, subject to the satisfaction of certain conditions, if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. You may turn in your ADSs at the depositary’s corporate trust office and, upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver the underlying ordinary shares and any distributions thereon to an account designated by you.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on August , 2008. The ordinary shares underlying the ADSs will be deposited with Citibank, N.A.’s custodian and will be registered in the name of Citibank, N.A. or its nominee. The Depository Trust Company, or DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Purpose of this offering	This offering is being made concurrently with an offering of our notes, by means of a separate prospectus supplement and the accompanying prospectus, to facilitate privately negotiated transactions or short sales by which investors in the notes hedge their investment.

We will sell the purchased ADSs to the ADS Purchasers pursuant to their respective ADS issuance and repurchase agreements. See “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes.” Under these agreements, we will issue ADSs to the ADS Purchasers at a purchase price of US$1.00 per ADS, which equals the par value of the underlying ordinary shares, subject to the ADS Purchasers’ obligation to deliver to us a number of ADSs equal to the number of purchased ADSs, on a later date as described herein. On the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future. In addition, under these agreements the ADS Purchasers will pay to us an amount equal to any dividends or other distributions made on the purchased ADSs (or, in some cases, the value of such dividends or distributions), whether or not the ADS Purchasers continue to hold such purchased ADSs.

The net effect of the issuance and repurchase transactions and the offering and sale of ADSs under this prospectus supplement is to create a short position for the ADS Purchasers in our ADSs. That is, the ADS Purchasers are effectively borrowing ADSs from us and selling them in the public market. This short position will facilitate the entry by the ADS Purchasers or their affiliates into swaps or other privately negotiated transactions with investors in the notes, allowing such investors to hedge their investment in the notes.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because, among other things, pursuant to the ADS issuance and repurchase agreements, upon conversion, repurchase or payment at maturity of all of the notes, the ADS Purchasers are obligated to tender to us for repurchase and we are obligated to repurchase from the ADS Purchasers a number of ADSs equal to the number of purchased ADSs, unless earlier repurchased pursuant to the ADS issuance and repurchase agreements.

The sale of the purchased ADSs and the resulting increase in the number of outstanding ADSs and the related hedging transactions by investors in our notes could have the effect of lowering the market price of our ADSs. See “Risk Factors—Risks Related to Our Ordinary Shares and our ADSs—The effect of the issuance of our ADSs in this offering may be to lower the market price of our ADSs.” In addition, any purchases of ADSs by the ADS Purchasers or their affiliates in the open market in connection with the termination of any portion of the ADS issuance and repurchase agreements may have the effect of increasing, or preventing a decline in, the market price of our ADSs during or following the repurchase period.

Risk factors	You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the ADSs.

Description of concurrent offering	Concurrently with this offering of ADSs, we are offering, by means of a separate prospectus supplement and the accompanying prospectus, US$150.0 million aggregate principal amount of our % Convertible Senior Notes due August 15, 2013 (our “notes”). We have also granted to the underwriters an option to purchase, during the 30-day period beginning August , 2008, up to an additional US$22.5 million aggregate principal amount of notes, solely to cover over-allotments. See “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes.”

RISK FACTORS

An investment in our ADSs and ordinary shares involves certain risks. You should carefully consider the risks described below, and those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

We may not succeed in sustaining and expanding the market for our ECLIA system and our new ECLIA reagent rental program, whereby we will provide ECLIA analyzers to certain hospitals free of charge, may not be successful in generating additional recurring revenue from sales of our ECLIA reagent kits.

We began marketing and selling our ECLIA system in September 2004. Our ECLIA system is referred to as a “closed” system since our ECLIA analyzer can only be used with reagent kits manufactured by us and our reagent kits can only be used with our ECLIA analyzer. The segment income derived from the ECLIA system was RMB87.2 million, RMB157.8 million and RMB277.4 million (US$39.6 million) for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. In order to further expand the installed base of our ECLIA analyzers and derive additional recurring revenue from sales of our reagent kits, we recently introduced a reagent rental program under which we provide our ECLIA analyzers to hospitals with certain diagnostic volumes free of charge to promote the sales of our ECLIA reagent kits.

Going forward, the long-term success of our ECLIA system depends on several factors, including our ability to:

•	successfully promote product awareness of our ECLIA system in China;

•	develop new reagent kits to expand the applications of our ECLIA system;

•	increase the usage of reagent kits in hospitals;

•	continue to expand the installed base of our ECLIA analyzers and derive recurring revenue from sales of our reagent kits;

•	competitively price our ECLIA system, particularly our ECLIA reagent kits;

•	select effective distributors; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new reagent kits in a timely manner.

Luminescence immunoassay technology is a well established method of clinical diagnosis. As a result, our ECLIA system is competing in a market in which there are already many established industry players. We cannot assure you that we will be able to successfully market or sell our ECLIA system in the future. In addition, we cannot assure you that our new ECLIA reagent rental program would successfully expand the installed base of our ECLIA analyzers and increase recurring revenue from sales of reagent kits and that there would be no negative impact on our existing customer base or revenue stream. We also cannot assure you that our ECLIA system, or any future enhancements to our ECLIA system, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our ECLIA system. If there is insufficient demand for our ECLIA system, our business, financial condition and results of operations may be harmed. In addition, any announcement of new products, services or enhancements by us or our competitors may cause our customers to cancel or postpone purchasing decisions for our existing products in anticipation of these new products, services or enhancements.

We may not succeed in sustaining and expanding the market for our FISH products and our limited operation experience with FISH products makes evaluating our FISH business and its prospects difficult.

We only introduced our FISH products to the market in June 2007. We develop and manufacture FISH probes internally. Our FISH probes can be used with the FISH imaging analysis system purchased directly from the manufacturers or sold by us. The success of our FISH products depends on several factors, including our ability to:

•	successfully promote product awareness of the FISH imaging analysis system and probes in China;

•	expand our direct sales force targeting large hospitals;

•	successfully expand the installed base of the FISH imaging analysis system and derive increasing recurring revenue from sales of our FISH probes;

•	competitively price our FISH probes;

•	develop new FISH probes to expand the applications of our FISH operation for diagnosis of new diseases and disorders; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new FISH probes in a timely manner.

FISH technology is an established technology for clinical diagnosis of genetic syndromes in the prenatal and postnatal settings and diagnosis of cancers in Western countries. As a result, our FISH products are competing in the Chinese market in which there are international players with extensive experience. The adoption rate of the FISH imaging analysis system and probes in China is low and we cannot assure you that we will be able to successfully market or sell our FISH products despite our cost advantage and our distribution experience in China. We also cannot assure you that our FISH products, or any future enhancements to our FISH products, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our FISH products. If there is insufficient demand for our FISH probes, our business, financial condition and results of operations may be adversely affected. In addition, any announcement of price change, new products, services or enhancements by our competitors may cause our customers to cancel or postpone purchasing decisions for our products.

In addition, our limited operating history with the FISH products may not provide a meaningful basis for you to evaluate our business, financial performance and prospects in our FISH business. We may not have sufficient experience to address the risks frequently encountered by early-stage companies or companies exploring in new industries, and as a result we may not be able to:

•	maintain profitability;

•	continue to effectively commercialize our FISH probes;

•	acquire and retain customers;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	increase the market awareness of our products;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers, distributors and direct-selling hospitals; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We derive an increasingly large portion of our revenues from sales of our ECLIA system and FISH products. A reduction in, or a failure to increase, the revenues of our ECLIA system and FISH products would cause our revenues to decline and could materially harm our business.

We derive an increasingly large portion of our revenues from sales of our ECLIA system and FISH products. Sales of our ECLIA system and FISH products accounted for 34%, 39% and 60% of our total revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. We expect sales of our ECLIA system and FISH products as a percentage of our revenue to increase further in the future. Therefore, a reduction in, or our failure to increase, revenues from sales of our ECLIA system and FISH products, particularly recurring revenues from sales of our ECLIA reagent kits and our FISH probes, could materially harm our business, results of operations and prospects.

We generate a significant portion of our revenues from sales of our HIFU therapy system and a reduction in revenues of our HIFU therapy system would cause our revenues to decline and could materially harm our business.

We continue to derive a significant percentage of our revenues from sales of our HIFU therapy system. Our HIFU therapy system accounted for 66%, 61% and 40% of our total revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Going forward, continued market acceptance of our HIFU therapy system will remain important to our success, and a reduction in revenues from sales of our HIFU therapy system will have a direct negative impact on our business, financial condition and results of operations.

If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow or even sustain the market for our HIFU therapy system.

Our HIFU therapy system uses high intensity focused ultrasound technology that is relatively new and very different from conventional treatments for tumors, such as surgery, radiotherapy and chemotherapy. As of March 31, 2008, we have sold over 425 units of our HIFU therapy system. To achieve greater penetration of the potential market in China, we must increase market awareness and use of our HIFU therapy system, which depends on, among other things, the following:

•	the general levels of awareness and acceptance in the medical community and among patients of HIFU technology and our HIFU therapy system;

•	the effectiveness of our HIFU therapy system, which we intend to further investigate through long-term studies;

•	the relative costs and benefits of treatment using our HIFU therapy system as compared to other treatments;

•	the financial or other benefits gained by hospitals that use our HIFU therapy system;

•	the amount of resources we have available to increase product awareness and to educate potential purchasers and users of our HIFU therapy system;

•	our ability to continue to develop and enhance our HIFU therapy system;

•	our ability to provide good technical support and customer service; and

•	our ability to keep up with technological changes and remain competitive.

We may not have the financial and operational resources required to promote awareness and acceptance of our HIFU therapy system as widely or rapidly as is necessary to grow or sustain the market for our HIFU therapy system. Even if we were to devote a substantial portion of our resources to promoting our product, we may not succeed in raising the levels of awareness and acceptance of our HIFU therapy system as quickly as is necessary to grow or sustain the market for our HIFU therapy system, if at all. If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow, or even sustain, the market for our HIFU therapy system as planned, our results of operations and prospects will be harmed.

The long-term effectiveness of HIFU medical devices for tumor treatment has not been proven.

HIFU therapy for tumors is a relatively new type of tumor therapy. We sold our first HIFU therapy system in November 1999. Although current studies on the use of HIFU medical devices for tumor treatment, including our HIFU therapy system, have shown a reduction in short-term side effects compared to radiotherapy and chemotherapy and suggest an improvement in long-term results, there are presently very few long-term studies of over five years on the effectiveness of using HIFU technology for the treatment of tumors. We plan to continue our participation in future long-term studies of the effectiveness of our HIFU therapy system. These long-term studies include a large scale clinical study in collaboration with the Ministry of Health of the People’s Republic of China, or MOH, and a clinical trial conducted in the United States on pancreatic cancer based on the conditional approval received for our Investigational Device Exemption (IDE) application. If any of these studies fail to confirm the effectiveness of our HIFU therapy system or other HIFU medical devices, our sales could decline. In addition, some of the data produced in currently available studies were not randomized and/or included small patient sample sizes. Consequently, the results of these studies may not be representative of the results that may be achieved in studies involving larger patient sample sizes. Moreover, there may be other clinical studies published on our HIFU therapy system of which we are not aware and which contain different conclusions with respect to the safety, effectiveness or other aspects of our technologies. Our customers and users of our products may conclude that our HIFU therapy system is not an acceptable treatment regimen, that the technologies underlying our system are ineffective or unsafe, or that our system is less effective or safe than other therapies. This could result in a decrease in our sales, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In China, we own seven invention patents and 10 utility patents relating to our ECLIA system and seven invention patents and three utility patents directed towards various aspects of our HIFU therapy system. Invention patents are granted for invention or discovery of any new and useful process or article of manufacture, or any new and useful improvement thereof. Utility patents are granted for invention of a new and practical structure or form, or a combination of both, for an article of manufacture.

In addition, we have made applications for 14 patents directed toward our HIFU technology in countries outside China, including the United States, the United Kingdom, Germany, South Korea and India. As of May 31, 2008, we had been granted all four of the patents we applied for in the United Kingdom, two out of the three patents we applied for in India and two out of the four patents we applied for in South Korea. We also applied for three enhanced chemiluminescence immunoassay technology patents in the United States of which we have been granted one. These overseas patents will be valid until March 2022. We have also filed a patent application for our FISH technology in the United States.

Due to the different regulatory bodies and varying requirements in these countries, we cannot assure you that we will be able to obtain patent protection for all or any aspects of our ECLIA, FISH and HIFU technologies in all or any of these countries. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not have, and will not develop, products that compete directly with our products despite our intellectual property rights.

We also rely on trade secrets, proprietary know-how and other non-patentable technology, which we seek to protect through non-disclosure agreements with employees. We cannot assure you that these non-disclosure agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets, proprietary know-how and other non-patentable technology will not otherwise become known to, or be independently developed by, our competitors.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective, and are hampered by corruption and local protectionism. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could adversely affect our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may adversely affect our business, prospects and reputation.

We may be exposed to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs.

Our success also depends in large part on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be costly and time consuming, with unpredictable outcomes, and may significantly divert the efforts and resources of our technical and management personnel. Courts in some jurisdictions in China are inexperienced in these types of cases, and may be influenced by local protectionism. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability, including damage awards, to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions preventing the manufacture and sale of our products. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

Our brand name is critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot assure you that those procedures provide effective prevention for unauthorized third-party use of our brand name. Enforceability, scope and validity of protection of trademarks in the PRC are uncertain and still evolving, and we may not be successful in prosecuting unauthorized third-party use. Future litigation could also result in substantial costs and diversion of our resources, and could adversely affect our business, financial condition and results of operations.

Our business strategy to grow through acquisitions of new products or technologies may result in integration costs, failures and dilution to existing stockholders.

An important business strategy of ours is to acquire and commercialize medical technologies and products with significant market potential. We continue to seek attractive opportunities to acquire new products or technologies, particularly those that could assist us in advancing our current products, technologies and market penetration, or in expanding our product offerings or technologies. If we decide to acquire another company or its assets in order to obtain its products or technologies, we would face a number of risks including consummating the acquisition on unfavorable terms and not obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. These acquisitions could also require that our management develop expertise in new areas, manage new business relationships and trade models, and attract new customers. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations and managing remote operations, potential loss of key employees, diversion of management’s attention from existing business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs, which may adversely affect our business or results of operations. In addition, if we consummate such an acquisition through an exchange of our securities, our existing stockholders could suffer dilution.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

Our growth strategy includes our efforts to build our brand, develop new products, increase the installed base of our ECLIA analyzers by targeting small to medium-sized hospitals and accelerate market acceptance of our FISH probes in large hospitals. This growth strategy requires significant capital resources, and we may not generate an adequate return on our investment. Our growth may involve the acquisition of new technologies, businesses, products or services, the creation of strategic alliances in areas in which we do not currently operate or the expansion of our distributor network and direct sales force. This could require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We may also experience difficulties integrating these acquired businesses, products or services into our existing business and operations. The success of our growth strategy also depends in part on our ability to utilize our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success of our growth strategy depends on a number of internal and external factors, such as:

•	the growth of the market for medical devices and supplies in China;

•	increase customer awareness and acceptance of our products;

•	continued enhancement of our research and development capabilities;

•	develop new ECLIA reagent kits and FISH probes to expand the applications of our ECLIA analyzer and FISH imaging analysis system;

•	competition from other companies that offer IVD products in China; and

•	competition from other manufacturers of HIFU therapy devices and alternative methods of tumor therapy.

Many of these factors are beyond our control and we may not be able to implement our growth strategy successfully or manage our expansion effectively.

We have a major shareholder that could exert substantial influence over our business, and its interests may not be aligned with the interests of our other shareholders.

Currently, Chengxuan International Ltd., or Chengxuan, which is beneficially owned by Mr. Xiaodong Wu, our founder, the chairman of our board of directors and our chief executive officer, and its affiliated entities beneficially own approximately 26% of our outstanding ordinary shares. Chengxuan could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. The interests of Chengxuan may differ from the interests of our other shareholders. In addition, the concentration of ownership in Chengxuan may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, Chengxuan could divert business opportunities from us to themselves or others.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Mr. Xiaodong Wu, to manage our operations. We also depend on our key research personnel. In addition, we also rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any of our senior management or key personnel could have a material adverse effect on our business and operations. Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. In addition, if any member of our senior management or key research and development personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key research and development personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key research and development personnel.

We compete for qualified personnel with other medical technology companies, medical device and supplies manufacturers, universities and research institutions. Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We need to expand our existing sales force and distribution network to maintain and grow our business and revenues. If we fail to expand and maintain an effective sales force or successfully develop our relationship with distributors, our business, prospects and brand may be materially and adversely affected.

We currently market and sell substantially all of our HIFU therapy system and all of our ECLIA system via third-party distributors, while our FISH products are promoted, marketed and sold solely through our own direct sales force. As part of our growth plan, we intend to increase the number of distributors we utilize to distribute our HIFU therapy system and ECLIA system and strength and grow our direct sales force targeting large hospitals to sell our FISH probes and cross-sell other products such as our fully automated ECLIA system. We have limited experience in managing a large sales force and distributor network. We cannot assure you that we will be able to maintain an effective sales force or successfully develop our relationships with third-party distributors. If we fail to do any one of those, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected. The expansion of our sales force and distribution network is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, which we gain from such expansion may not be sufficient to generate an adequate return on our investment.

If we fail to effectively manage our distribution network, our business, prospects and brand may be materially affected by actions taken by our distributors.

We have a limited ability to manage the activities of our third-party distributors, who are independent from us. Our distributors could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products in breach of their non-competition agreements with us;

•	fail to adequately promote our products;

•	fail to provide proper service to our end-users; or

•	violate the anti-corruption laws that apply to us in China or elsewhere.

Failure to adequately manage our distribution network or the non-compliance of our distributors with their obligations under distribution agreements with us could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. The PRC government has increased its anti-bribery efforts in the healthcare sector to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. To our knowledge, none of our distributors engages in corrupt practices. However, our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products.

A significant interruption in supply could prevent or limit our ability to accept and fulfill orders for our products.

We purchase all our materials and major components from third-party suppliers and assemble our products in-house. Currently, we do not have any material long-term supply contracts with our suppliers. We, however, have not experienced any significant interruption of supplies in the past. Our purchases are made on a purchase order basis. If the supply of certain materials, components or services is interrupted, our own manufacturing process would be delayed. We may be unable to secure alternative sources of supply in a timely and cost-effective manner. We purchase the components of our ECLIA analyzer and HIFU therapy system from various domestic and international suppliers, with General Electric Company as our sole supplier for the ultrasound imaging system used in our HIFU therapy system. The raw materials for our ECLIA reagent and FISH probes are also supplied by various domestic and international vendors. The failure of any of these suppliers to provide materials to us, particularly if we are unable to obtain materials and major components from alternative sources on a timely basis or on commercially reasonable terms, could impair our ability to manufacture our products or increase our costs. We also plan to further increase the production and sales of our products in the future. If we are unable to obtain required materials and components that meet our production standards in sufficient quantities or at acceptable cost, we will be unable to increase our production and sales as planned. Failure to obtain adequate supplies of materials, components or services in a timely and cost-effective manner could delay our delivery to our customers. This delay could harm our reputation, cause us to lose sales, and force us to use more expensive sources of supply, which could significantly increase our production costs and harm our operating results. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

International expansion may be costly, time consuming and difficult. Unsuccessful international expansion would materially affect our profitability and prospects.

Our long-term success may also depend upon our ability to enter into international markets. In expanding our business internationally, we may enter markets in which we have no experience and in which our brand has low or no recognition. This expansion requires capital and management resources to promote our brand and generate demand for our products in targeted oversea markets. We may be unable to successfully execute our expansion plan. In new markets we may fail to anticipate competitive conditions that are different from those in China. These competitive conditions may make it difficult or impossible for us to effectively sell and distribute our products in these markets. If our expansion efforts in new markets are unsuccessful, our profitability and prospects may be adversely affected.

As we expand internationally, we are also exposed to other risks associated with international operations, including:

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations;

•	financial condition, expertise and performance of our international distributors; or

•	potentially adverse tax consequences.

Our costs could substantially increase if we experience a significant number of warranty claims.

We generally provide 12-month product warranties against technical defects of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system. Our product warranty requires us to repair defects arising from product design and production process and if necessary, replace defective components. Historically, we have received a limited number of warranty claims for our HIFU therapy system and ECLIA analyzer. The costs associated with our warranty claims have historically been relatively low. Thus, we generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. As we only began selling the FISH imaging analysis system in June 2007, we currently only have a short period of historical data on the warranty claims for this product. The fluorescent microscope, CCD camera and imaging analysis software that are integrated into our FISH imaging analysis system are warranted by our component suppliers.

If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we will begin to incur liabilities for potential warranty claims at the time of sale of our products. An increase in the frequency of warranty claims or amount of warranty costs may harm our reputation and could have a material adverse effect on our financial condition and results of operations.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic events.

Substantially all of our manufacturing and research and development facilities are located in locations in or within proximity to Beijing, China. We do not maintain back-up facilities, so we depend on our manufacturing and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results might be materially and adversely affected. Moreover, any such event could delay our research and development programs.

If we are unable to successfully operate and manage our manufacturing operations, we may experience a decrease in revenues.

As we ramp up our manufacturing operations to accommodate our planned growth, we may encounter difficulties associated with increasing production scale, including shortages of qualified personnel to operate our equipment, assemble our products or manage manufacturing operations, as well as shortages of key raw materials or components for our products. In addition, we may also experience difficulties in producing sufficient quantities of products or in achieving desired product quality. If we are unable to successfully operate and manage our manufacturing operations to meet our needs, we may not be able to provide our customers with the quantity or quality of products they require in a timely manner. This could cause us to lose customers and result in reduced revenues.

Our business may suffer if we are unable to collect payments from customers of our HIFU therapy system on a timely basis.

Our distributors and other customers must make a significant commitment of capital to purchase our HIFU therapy system. Any downturn in the businesses of our distributors and other customers of our HIFU therapy system could reduce their willingness or ability to pay us. We have historically been able to collect all of our receivable balances. Consequently, we have not found it necessary to provide an allowance for doubtful accounts historically. The failure of any of our distributors and other customers of our HIFU therapy system to make timely payments could require us to recognize an allowance for doubtful accounts, which could have a material adverse effect on our results of operations and financial condition.

Fluctuations in our quarterly operating results could cause our ADS price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter depending upon numerous factors. Our third and fourth fiscal quarters, ending December 31 and March 31, respectively, have historically been our strongest. We believe that the relatively stronger performance of our third and fourth fiscal quarters has been largely due to the budget cycles of hospitals in China. Hospitals in China typically make their capital expenditure decisions, such as decisions on whether to purchase our HIFU therapy system, between June and December. Based on orders during that period, our HIFU therapy systems are usually shipped to customers between September and March, which are our third and fourth fiscal quarters. Other factors that may affect the fluctuation of our quarterly operating results include changes in pricing policies by us or our competitors, the length of our sales cycle, the timing and market acceptance of new product introductions and product enhancements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, the loss of key sales personnel or distributors, changes in government policies or regulations and a downturn in general economic conditions in China. Furthermore, because we have historically sold at a relatively high unit price, the size and timing of each individual order may have a significant effect on our results of operations in any given quarter. Many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business is difficult to predict and manage, and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We are subject to product liability exposure and have limited insurance coverage.

Our HIFU therapy system is a medical device for the treatment of patients and we are exposed to potential product liability claims in the event that the use of our HIFU therapy system causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products. We have a product liability insurance policy with an annual aggregate insured amount of RMB4.0 million (US$0.6 million) to cover potential product liability arising from the use of our HIFU therapy system. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. As a result, future liability claims could be excluded from our policies or exceed the coverage limits of our policies. We also cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. To date, we have not been subject to any product liability claim, but we cannot assure you that such claim will not be brought against us in the future. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We may require additional cash resources in the future due to:

•	changed business conditions or other future developments;

•	the receipt of, and the time and expenses required to obtain and maintain, regulatory clearances and approvals;

•	the resources we devote to developing, marketing and producing our products;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	the extent to which our products generate market acceptance and demand.

We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements in the future. In addition, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. In the past, we have not encountered difficulties in obtaining financing.

If a poll is not demanded at our shareholder meeting, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our acquisitions of the ECLIA and FISH technologies.

As a result of our acquisition of the ECLIA and FISH technologies in August 2004 and March 2007, respectively, we have recorded goodwill and other intangible assets. Our intangible assets, other than goodwill, are amortized over their respective estimated useful lives, and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Goodwill is tested for impairment by us annually or more frequently if an event or a circumstance indicates that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” of the Annual Report on Form 20-F for the fiscal year ended March 31, 2008. In the future, we could recognize impairment losses on goodwill and other intangible assets and that impairment could result in a charge to our reported results of operations.

Risks Related to Our Industry

New product development in the medical device and supply industry is both costly and labor-intensive and has a very low rate of successful commercialization.

Our success will depend in part on our ability to enhance our existing products and technologies and to develop and acquire new products or technologies. The development process for medical technology is complex and uncertain, as well as time-consuming and costly. Product development requires the accurate assessment of technological and market trends as well as precise technological execution. We cannot assure you that:

•	our product or technology development will be successfully completed;

•

necessary regulatory clearances or approvals will be granted by the SFDA or other regulatory bodies for the commercialization and marketing of any new products or technologies as required on a timely basis or at all; or

•	any product or technology we develop can be commercialized or will achieve market acceptance.

Also, we may be unable to locate suitable products or technologies to acquire or acquire such products or technologies on commercially reasonable terms. Failure to develop, acquire, obtain necessary regulatory clearances or approvals for the commercialization of new products and technologies, or successfully commercialize or market potential new products or technologies could have a material adverse effect on our business, financial condition, results of operations or prospects.

In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China and other countries. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.

The sales and marketing of our medical device products are subject to regulation in China and other countries where we plan to expand our product distribution. We are required to obtain registrations with the SFDA and the regulators administrating the approval in countries where we plan to export. The process for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business could be significantly disrupted, and sales and profitability could be materially and adversely affected.

We are required to obtain a registration certificate from the SFDA in order to sell our HIFU therapy system. The registration certificate for our second generation HIFU therapy system expired in January 2007 and we were granted an extension until the completion of the assessment of our renewal application by the SFDA. We also need the SFDA approval for our ECLIA analyzer before we may sell this product. The SFDA approval we have obtained for our ECLIA analyzer will expire in March 2009, and we will need to renew this approval once it expires. We are also required to obtain a production permit from the provincial level food and drug administration before commencing the manufacture of our products. Our production permit for the manufacture of our HIFU therapy system, ECLIA system and FISH products will expire in July 2010 and we will need to renew the production permit once it expires. Renewing our registration certificates and production permit entails submission of various information and the review of that submission by the applicable regulatory authorities. We do not foresee any significant difficulties in obtaining such renewal. But if we fail to obtain such renewal in a timely fashion, our business may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

In April 2007, the SFDA announced a new regulation that became effective on June 1, 2007. Reagents used for IVD testing are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent. Our ECLIA reagents and FISH probes are classified as Class III reagents and they therefore are subject to all regulatory control governing Class III reagents. We are required to obtain a registration certificate for each IVD reagent prior to selling that reagent for clinical use. A regent that is used for research purpose only, however, is exempt from registration and/or approval. A reagent kit intended for research use only must comply with the labeling requirements that present the statement: “For research use only. Not for use in diagnostic procedures” on the package. Of the 74 ECLIA reagents and 35 FISH probes that we market as of March 31, 2008, 58 ECLIA reagents are covered by registration certificates. On June 20, 2008, we obtained registration certificate for another ECLIA reagent. Of the 15 ECLIA reagents and 35 FISH probes we currently sell for research use only, we have submitted registration applications for all of them. We intend to apply for registration certificates for all of our ECLIA reagents and FISH probes, but we may not succeed in obtaining registration certificates for all these ECLIA reagents and FISH probes or for any ECLIA reagents or FISH probes that we develop in the future. Before receiving the necessary registration certificate, these ECLIA reagents and FISH probes can be sold for research only. Thus, this may delay or limit growth in sales of our ECLIA reagents and FISH probes. See “Item 4. Information on the Company—B. Business Overview—Regulation” of our Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

Competition in the markets in which we operate is expected to increase in the future.

Our ECLIA system competes with IVD systems and reagents offered in the China market by many established international companies, including Abbott Diagnostics, Bayer AG, Beckman Coulter, Diagnostic Products Corporation, PerkinElmer, Inc., Johnson & Johnson and Roche Group. There are also a number of China-based manufacturers who also offer luminescence immunoassay systems but their market shares are relatively small.

Our HIFU therapy system competes with both existing and emerging alternative treatment methods for tumors, including other tumor therapy devices that use similar technologies. Competition in the markets in which we operate is expected to increase in the future. For our HIFU therapy system, we believe that competition comes from new and existing manufacturers of HIFU therapy devices, as well as traditional cancer treatment methods such as surgery, radiotherapy and chemotherapy. In addition, we also compete with other minimally invasive treatments, including radio frequency ablation, microwave thermo-coagulation and cryosurgery, and targeted therapeutics. We believe that other companies offer HIFU technology for the treatment of tumors including EDAP TMS S.A., or EDAP, Focus Surgery, Inc., or Focus Surgery, and InSightec. According to Focus Surgery’s website, its HIFU product is being used in China; and although no other overseas-based company currently offers or sells its products in China, they may choose to enter the China market in the future, either independently or in cooperation with our existing competitors in China. In China, competitors for our HIFU therapy system include Chongqing Haifu Technology Co., Ltd., or Chongqing Haifu, and Shanghai A&S Science Technology Development Co., Ltd., or Shanghai A&S.

Our FISH imaging analysis system competes with products offered by Nikon and Leica. Our FISH probes compete with probes offered by Abbott Diagnostics, Ventana, Cancer Genetics and Cytocell. We are not aware of any China-based manufacturers who offer a FISH imaging analysis system and probes in China.

Certain of our existing and potential competitors have significantly greater financial, research and development, sales and marketing, personnel resources and other resources than we do. Competition will intensify as other companies enter our markets. Competing companies may succeed in developing products that are more effective or less costly than those that we may offer, and these companies may also be more successful in marketing their products. Competing companies may also introduce competitive pricing measures that adversely affect our sales levels and margins. If we do not adequately address our competitive challenges, we could lose sales and market share and fail to grow our business as planned, which would have a material adverse effect on our financial condition, results of operations and future growth.

In addition, we believe that corrupt practices in the healthcare industry in China still occur. In order to increase sales, certain manufacturers or distributors of medical devices may pay kickbacks to hospital personnel who make procurement decisions. We prohibit our employees from engaging in such practices and, to our knowledge, none of our distributors engages in such practices. However, as competition intensifies in the medical device and supplies industry in China, we may lose sales, customers or contracts to competitors to the extent we or our distributors refuse to engage in such practices.

The IVD and tumor therapy industries are characterized by constant technological change, and if we fail to respond effectively to technological changes, we could lose our competitive advantage.

The IVD and tumor therapy industries in which we currently compete are characterized by:

•	changing technologies;

•	frequent new product introductions and enhancements;

•	changing customer needs; and

•	product obsolescence.

To develop new products and designs, we must develop or acquire and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and may cause a material adverse effect on our revenues in the future.

The price and sales of our HIFU therapy system may be adversely affected by reductions in treatment fees by the Chinese government.

Treatment fees for HIFU therapy, like many other medical treatments, are subject to prices set by provincial governments in China, and these prices can be adjusted downward or upward from time to time. If the treatment fees for HIFU therapy are reduced by the government, some hospitals and distributors may be discouraged from buying our HIFU therapy system, which would reduce our sales. We may need to decrease the price of our HIFU therapy system to provide hospitals acceptable returns on their purchases. We cannot assure you that our business or results of operations will not be adversely affected by a reduction in treatment fees for HIFU therapy in the future.

Governmental and private health insurers may not provide sufficient, or any, coverage for the use of our HIFU therapy system.

Our ability to market and sell our HIFU therapy system to hospitals will depend in part on the availability of governmental and private health insurance in China for treatments using our HIFU therapy system. The insurance coverage for treatments using new medical devices, such as our HIFU therapy system, is subject to significant uncertainty and varies from region to region, as local government approvals for such coverage must be obtained in each geographic region in China. In addition, provincial governments may change, reduce or eliminate the government insurance coverage currently available for HIFU therapy. We cannot assure you that adequate third-party insurance coverage will be generally available for patients who elect to use our HIFU therapy system for the treatment of tumors. In the absence of sufficient medical insurance coverage for the use of our HIFU therapy system, patients may choose alternative treatment methods that are covered by insurance, and hospitals may use their limited funds to buy products for these alternative treatments, which would reduce demand for our products and, consequently, our sales. If this occurs, our business, results of operations and financial condition could be materially and adversely affected.

Any product recall could have a material adverse effect on our business, results of operations and financial condition.

Complex medical devices, such as our HIFU therapy system, can experience performance problems that require review and possible corrective action by the manufacturer. From time to time, we receive reports from users of our products relating to performance problems they have encountered. The problems that have occurred in the past were rectified in a timely fashion and related spending was insignificant. We expect that we will continue to receive customer reports from time to time regarding performance problems they encounter through the use of our products. Furthermore, component failures, manufacturing errors or design defects that could result in an unsafe condition or injury to the patient might occur. Any serious failures or defects could cause us to withdraw or recall products, which could result in significant costs such as repair and product replacement costs. We cannot assure you that market withdrawals or product recalls will not occur in the future, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China, and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by hospitals, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of foreign relations are difficult to predict and could adversely affect our operations or cause our services to become less attractive. This could lead to a decline in our profitability.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002 and was renewed in April 2007, reagents are required to be registered with the SFDA and are subject to regulatory controls. As of March 31, 2008, we have obtained the SFDA registrations and/or approvals for 58 of the 74 ECLIA reagents we sell and on June 20, 2008, we obtained registration certificate for another ECLIA reagent. We are in the process of obtaining the required registrations and/or approvals for the 15 ECLIA reagents that are currently sold with research labels. Moreover, in October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagents. As a result, all manufacturers of ECLIA reagents were obligated to meet GMP standards by January 1, 2006. We obtained GMP certification for the production of our ECLIA reagents in November 2005 and are currently in compliance with GMP requirements. This GMP certification is valid until October 2010. We have also submitted an application for the new GMP that we added recently to enlarge our production capacity of our ECLIA reagents.

Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practice. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

We may not be able to cause our subsidiaries to distribute sufficient amount of dividends to us to satisfy our cash needs.

We are a holding company and have historically relied on proceeds from equity and debt financings as well as dividends paid by our wholly owned operating subsidiaries, YDME Beijing, Beijing GP Medical Technologies, Ltd., or Beijing GP, and BBE, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our wholly owned subsidiaries to pay dividends to us for our cash needs. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing, Beijing GP and BBE are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the reserves reach 50% of the subsidiaries’ own registered capital. These reserves are not distributable as cash dividends. In addition, if these two PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Therefore, we may not be able to receive sufficient amount of dividends from our subsidiaries to satisfy our cash needs, and if such situation arises, we will not have the funds necessary to pay dividends and other cash distributions to our shareholders, to service our debt or pay our operating expenses. See “—If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.”

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, YDME Beijing, Beijing GP and BBE are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

All our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if any of these subsidiaries borrow foreign currency loans from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. If we finance any of these subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of these subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy resulted in an approximately 21% appreciation in the value of the Renminbi against the U.S. dollar between July 21, 2005 and August 8, 2008. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import certain materials and supplies for reagent kits from the United States, Finland and Sweden, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our reagent kits. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering, our convertible senior subordinated notes due 2011 and the concurrent note offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted, and became effective on January 1, 2008. The EIT Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and eliminates most of the tax exemption, reduction and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy (i) any preferential tax rates for a period of five years from January 1, 2008 or (ii) any preferential tax exemption or reduction for a specified term, until the expiration of such term. Specifically, an enterprise that was enjoying tax holidays on January 1, 2008 will continue to enjoy its existing tax holidays, unless such tax holidays did not yet start on January 1, 2008 due to the loss position of the enterprise, in which case such tax holidays shall commence on January 1, 2008. In addition, pursuant to a notice issued by the State Council on December 26, 2007 on the implementation of transactional preferential tax treatments, or the Transition Implementation Notice, enterprises that were subject to income tax at the rate of 15% on December 31, 2007 will be subject to income tax at the rates of 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively.

Under the EIT Law, enterprises certified as “high and new technology enterprises” will be entitled to a preferential tax rate of 15%. The State Administration of Taxation, Ministry of Finance and Ministry of Science jointly issued the Administrative Measures of Certifying High and New Enterprises, or Circular 172, and Administrative Work Guidelines on Certification of High and New Enterprises, or Circular 362. According to the two circulars, enterprises that have previously been certified as a “high and new technology enterprise” shall conduct provisional EIT filings in the rate of 25% until it is re-certified as a “high and new technology enterprise” under Circulars 172 and 362.

YDME Beijing and Beijing GP, our two principal subsidiaries in China, had been entitled to various tax holidays and preferential EIT rates before the EIT Law became effective. YDME Beijing was exempted from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001. YDME Beijing’s EIT rate was reduced to 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, and was reduced to 10% for the three calendar years ending December 31, 2005, 2006 and 2007. After the EIT Law became effective, the EIT rates applicable to YDME Beijing have been increased significantly. Because YDME Beijing has not applied for or received certification as a “high and new technology enterprise” under Circular 172 and Circular 362, it is not able to enjoy the preferential EIT rate of 15% granted to high and new technology enterprises by the EIT Law. Under the EIT Law and the Transition Implementation Notice, YDME Beijing’s EIT rates are 18%, 20%, 22% and 24% for the calendar years from 2008 to 2011 and 25% thereafter, which are significantly higher than the preferential EIT rates that YDME Beijing enjoyed in previous years. Before the EIT Law came into effect, Beijing GP was also entitled to an EIT rate of 15% and was entitled to an exemption from EIT from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2013. While Beijing GP will be able to enjoy the tax holiday under the EIT Law and the Transition Implementation Notice, its 50% income tax reduction from January 1, 2010 to December 31, 2013 will be partially eliminated. Under the EIT Law and the Transition Implementation Notice, Beijing GP’s EIT rates are 0%, 0%, 11%, 12% and 12.5% for the calendar years from 2008 to 2012. As a result of the above changes in EIT rates applicable to our subsidiaries in China, we expect our income tax expense to increase significantly in the coming years. While we may apply for qualification of our subsidiaries in China as “high and new technology enterprises” under Circular 172 to reduce our income tax expense, we cannot guarantee that our application will be successful. In addition, the application process could be time-consuming and we will continue to be subject to the higher EIT rate before the application is granted. Such an increase in income tax expense could have a material adverse effect on our results of operations.

If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.

The newly enacted EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. The State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and may receive dividends from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, our income tax expenses will be increased and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. However, the EIT Law and its implementing rules are relatively new and ambiguous in terms of certain definitions, requirements and detailed procedures, and currently no official interpretation or application of the “resident enterprise” definition is available. Therefore, it is unclear how PRC tax authorities will determine the tax residency of each company based on the facts and circumstances of the specific company. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Interest and dividends payable by us to our foreign investors and gain on the sale of our notes, ADSs and ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, and such interest and dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of the notes, ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” and interest we pay with respect to our notes and dividends we pay with respect to ADSs or ordinary shares, or the gain you may realize from the transfer of our notes, ADSs or ordinary shares are considered as income derived from sources within the PRC, such interest, dividends or gain will be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our notes, ADSs or ordinary shares, the value of your investment in our notes, ADSs or ordinary shares may be materially and adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. The 2003 SARS outbreak significantly and adversely affected our revenues and, consequently, our profitability. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu, SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

Risks Related to Our Ordinary Shares and our ADSs

The effect of the issuance of our ADSs in this offering may be to lower the market price of our ADSs.

The issuance of the purchased ADSs being offered hereby is designed to facilitate privately negotiated transactions or short sales by which investor in the notes hedge their investment. The sale of the purchased ADSs and the resulting increase in the number of outstanding ADSs and the related hedging transactions by investors in our notes could have a negative effect on the market price of our ADSs.

Activities in connection with hedging transactions may affect the market price of our ADSs.

Activities by investors in our notes, affiliates of the underwriters and others in connection with hedging transactions may affect the market price of our ADSs from time to time. For example, in connection with the settlement of a hedging transaction, the ADS Purchasers or their affiliates may purchase ADSs and investors in our notes may sell ADSs, which could temporarily increase or decrease (or delay an increase or decrease in) the market price of our ADSs. In addition, investors in our notes may wish to purchase or sell notes or adjust any hedging transactions from time to time, such that the short position created through this offering of the purchased ADSs may be larger or smaller than needed. As a result, hedge adjustments may result in the buying or selling of ADSs by investors, affiliates of the underwriters or others, which may affect the market price of our ADSs.

Because the purchased ADSs may be considered outstanding for the purpose of computing and reporting our earnings per ADS, the purchased ADSs could decrease our earnings per ADS and potentially the market price of our ADSs.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because, pursuant to the ADS issuance and repurchase agreements, among other things, upon conversion, repurchase or payment at maturity of all of the notes, the ADS Purchasers are obligated to deliver to us a number of ADSs equal to the number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements. If these accounting principles, or our interpretation thereof, were to change in the future, we may become required to treat the purchased ADSs as outstanding for purposes of computing and reporting our earnings per ADS, our earnings per ADS would be reduced and the market price of our ADSs could decrease, possibly significantly.

The market price for our ADSs may be volatile.

The market price for our ADSs has been, and may continue to be, subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs on the Nasdaq Global Select Market (then called “the Nasdaq National Market”) have ranged from US$14.95 to US$57.50 per ADS, and the closing sale price on August 8, 2008 was US$53.02 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	governmental developments in China, such as changes in fiscal policies or developments relating to the regulatory or health care reimbursement environment, affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical technology companies;

•	addition or departure of our senior management and key research and development personnel;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

Accordingly, holders of our ADSs will be subject to the risk of volatility and depressed prices of our ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition, any sales in the public market of ADSs issued upon conversion of the notes could adversely affect prevailing market prices of our ADSs.

Future sales of our ordinary shares or ADSs in the public market or the issuance of securities senior to our ordinary shares could adversely affect the trading price of our ADSs and our ability to raise funds in new share offerings.

Except as described under “Underwriting,” we are not restricted from issuing additional ordinary shares or ADSs. Future sales of substantial amounts of our ordinary shares or ADSs or other equity-related securities, including sales by any selling shareholder, or the perception that such sales could occur, could adversely affect prevailing trading prices of our ADSs and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of our ordinary shares or ADSs or the availability of our ordinary shares or ADSs for future sale, will have on the trading price of our ADSs.

As a result of the concurrent offering of the notes, we will incur a significant amount of debt. The amount and structure of this debt could, depending on market conditions that are difficult to forecast, adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other indebtedness.

We will incur a significant amount of debt and substantial debt service requirements as a result of the concurrent offering of the notes. The level and structure of such debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet payment and other obligations that arise in the course of our business;

•	increasing our exposure to additional charges, including interest expenses caused by factors such as market volatility and fluctuation in exchange rates;

•	limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors who have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes. Our ability to meet our payment and other obligations depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us in amounts sufficient and on terms reasonable to us to support our liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations with respect to our debt, including the notes.

The issuance of the notes being offered concurrently will dilute the ownership interest of existing ADS holders and ordinary shareholders.

For purposes of calculating our earnings per ordinary share and ADS, the notes to be issued in the concurrent offering will be accounted for under the “if converted method” in accordance with the Statement of Financial Accounting Standards No. 128, Earning Per Share. Under this method, the maximum number of our ADSs then issuable upon conversion of the notes will be included in our diluted earnings per ADS to the extent the effect of such inclusion is dilutive. Upon conversion of the notes, the ADSs issued will be included in our basic earnings per ADS.

Holders of ADSs will have fewer rights than holders of ordinary shares and must act through the depositary to exercise those rights.

As a holder of our ADSs, you will not have the same rights as holders of our ordinary shares, and you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Although your ADSs will be transferable on the books of the depositary, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive cash dividends if it is impractical to make them available.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings of ADSs.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Provisions of the notes being offered concurrently could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of

US$1,000. We may also be required to increase the conversion rate for conversions in connection with certain changes of control. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

We are a Cayman Islands company, and because the rights of shareholders under Cayman Islands law differ from those under United States law, you may have difficulty protecting your shareholder rights.

We are an exempted company with limited liability incorporated under Cayman Islands law, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers reside outside the United States, and a substantial portion of their assets is located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

Our corporate affairs are governed by our articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States and will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Walkers, our counsel as to Cayman Islands Law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:

•	the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence thought an agent or representative office);

•	the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;

•	the judgment debtor, being a defendant in the foreign court, voluntarily submitted to the jurisdiction of that court by participating in the foreign proceedings; or

•

if the judgment debtor had, before the commencement of the foreign proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or the courts of that country.

The Cayman Islands court must also be satisfied that: the judgment is for a fixed sum; the judgment was not obtained by fraud; the proceedings in which the judgment was obtained were not contrary to natural justice and the judgment is final and conclusive on the merits. The usual procedure for enforcement of a foreign judgment is to commence proceedings on the judgment as a common law debt.

Walkers has further advised us that the courts of the Cayman Islands would not entertain original actions brought in the Cayman Islands against us or our directors or officers which only relate to the securities laws of the United States or any state in the United States. An original action brought in the Cayman Islands must give rise to a cause of action in the Cayman Islands (whether pursuant to Cayman Islands statutes or the common law).

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

•	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction of a fixed sum that is not contrary to natural justice or the public policy of the Cayman Islands without retrial on the merit.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests with respect to actions taken by our management, directors or major shareholders than they would as public shareholders of a United States company.

We may be considered a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and the underlying ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and the underlying ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are or become a PFIC, U.S. Holders (as defined in “Taxation—Certain United States Federal Income Tax Consequences”) could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or the underlying ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Taxation—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and market additional reagent kits for our ECLIA analyzer, FISH probes and future generations of our HIFU therapy system;

•	the expected market growth for medical devices and supplies in China;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to effectively build and manage a direct sales force for the distribution of FISH products;

•	our ability to diversify our product range and stay abreast of technological changes;

•	competition from other companies that offer IVD systems in China;

•	competition from other HIFU therapy device manufacturers and alternative methods of tumor therapy;

•	our ability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our ability to identify and acquire new medical technologies and products;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus supplement relate only to events or information as of the date on which the statements are made in this prospectus supplement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference herein or have filed as exhibits to the registration statement, of which this prospectus supplement and the accompanying prospectus are a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

The ADS Purchasers will receive all of the proceeds from the sale of the purchased ADSs in this offering. We will not receive any proceeds from the sale of the purchased ADSs in this offering. Pursuant to the ADS issuance and repurchase agreements, we will receive from the ADS Purchasers a purchase price of US$1.00 per ADS that we issue. The ADS Purchasers will be obligated to deliver to us an equal number of ADSs on a later date as described under “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes” and, on the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future.

The ADS Purchasers have informed us that they intend to use the short position created by the repurchase provisions of the ADS issuance and repurchase agreements and the concurrent sale of the purchased ADSs to facilitate privately negotiated transactions or short sales by which investors in our notes hedge their investment.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the sale of up to ADSs offered hereby and (ii) the sale of the notes in the concurrent offering.

You should read this table together with our financial statements and the related notes and the information under “Item 5. Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

	As of March 31, 2008
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands, except for share data)
Long-term debt:
% convertible senior notes due 2013 in the concurrent offering	—	—	1,051,800	150,000
3.5% convertible senior subordinated notes due 2011	1,051,800	150,000	1,051,800	150,000

Total long-term debt	1,051,800	150,000	2,103,600	300,000
Shareholders’ equity:
Ordinary shares, US$0.10 par value; 500,000,000 shares authorized; 274,066,661 shares issued and outstanding on an actual basis(1), and shares issued and outstanding on an as adjusted basis(2)	225,473	32,155
Additional paid-in capital(2)	526,264	75,052
Accumulated other comprehensive loss	(48,046)	(6,852)	(48,046)	(6,852)
Retained earnings	819,070	116,810	819,070	116,810

Total shareholders’ equity	1,522,761	217,165	1,522,761	217,165

Total capitalization	2,574,561	367,165	3,626,361	517,165

(1)	Excludes (i) the 1,083,340 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2008, (ii) the 1,830,000 ordinary shares issuable upon the exercise of restricted shares outstanding as of March 31, 2008, (iii) the 28,450,000 ordinary shares reserved for future issuance under our amended and restated 2005 stock option plan and (iv) the ordinary shares underlying the ADSs issuable upon conversion of the 3.5% convertible senior subordinated notes due 2011.
(2)

Pursuant to the ADS issuance and repurchase agreements, we will receive from the ADS Purchasers a purchase price of US$1.00 per ADS that we issue. The ADS Purchasers will be obligated to deliver to us an equal number of ADSs on a later date as described under “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes” and, on the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future. The issuance of the ADS and prepayment of the repurchase price will result in an increase in ordinary shares of US$             million with a corresponding decrease in additional paid-in capital.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

The ADSs of China Medical Technologies, Inc., each representing 10 of its ordinary shares, have been listed and traded on the Nasdaq Global Market under the symbol “CMED” since August 10, 2005. Set forth below, for the applicable periods indicated, are the high and low sales prices per ADS as reported by the Nasdaq Global Market.

	High	Low
	US$	US$
Annual Highs and Lows
2005 (from August 10)	42.60	14.95
2006	44.93	18.30
2007	48.25	21.65

Quarterly Highs and Lows
Second Quarter 2006	30.92	18.30
Third Quarter 2006	24.73	18.30
Fourth Quarter 2006	29.00	22.21
First Quarter 2007	27.40	21.65
Second Quarter 2007	33.78	22.81
Third Quarter 2007	42.94	27.35
Fourth Quarter 2007	48.25	34.59
First Quarter 2008	57.50	35.61
Second Quarter 2008	49.82	32.52

Monthly Highs and Lows
February 2008	57.50	42.85
March 2008	46.12	35.61
April 2008	45.92	36.28
May 2008	41.48	35.34
June 2008	49.82	32.52
July 2008	49.26	41.01
August 2008 (through August 8)	53.45	50.50

On August 8, 2008, the closing sale price of our ADSs on the Nasdaq Global Select Market was US$53.02 per ADS.

DIVIDEND POLICY

Our board of directors did not declare any cash dividends for the fiscal year ended March 31, 2006. Our board of directors declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on our net income for the fiscal year ended March 31, 2007 and the dividend was paid in August 2007. Our board of directors has declared a cash dividend on its ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS based on our net income for the fiscal year ended March 31, 2008. The cash dividend will be paid on or around August 28, 2008 to shareholders of record as of July 25, 2008. Cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

We have historically relied on proceeds from equity and debt offerings as well as dividends paid to us by our operating subsidiaries in China for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our subsidiaries in China to pay dividends to us for our cash needs. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC operating subsidiaries are required to allocate at least 10% of their after-tax profits to their general reserves. Allocation to these reserves is not required after these reserves have reached 50% of the registered capital of these subsidiaries. In addition, at the discretion of its board of directors, these operating subsidiaries may allocate a portion of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds. The general reserves, the enterprise expansion funds and staff welfare and bonus funds may not be distributed to equity owners.

Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement and applicable laws, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8365	6.8632	6.8104
August (through August 8, 2008)	6.8604	6.8506	6.8604	6.8423

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On August 8, 2008, the noon buying rate was RMB6.8604 to US$1.00.

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders are expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this prospectus supplement are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus supplement were made at a rate of RMB7.0120 to US$1.00, the noon buying rate in effect as of March 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

DESCRIPTION OF ADS ISSUANCE AND REPURCHASE AGREEMENTS AND CONCURRENT

OFFERING OF OUR CONVERTIBLE SENIOR NOTES

Concurrently with this offering of ADSs, we are offering US$150.0 million aggregate principal amount (or US$172.5 million aggregate principal amount if the underwriters exercise their over-allotment option in full) of our         % Convertible Senior Notes due 2013. The notes will be convertible, at the holder’s option, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date for the notes, based on an initial conversion rate of             ADSs per US$1,000 principal amount (equivalent to an initial conversion price of approximately US$             per ADS), subject to adjustment. In the event of certain types of fundamental changes, we will increase the conversion rate by a number of additional ADSs for holders who convert in connection with such fundamental change. As of the date of this prospectus supplement, we have not allocated any specific portion of the net proceeds from the offering of our notes for any particular purpose.

To facilitate transactions by which investors in our notes hedge their investment, we have entered into ADS issuance and repurchase agreements, dated as of the date of this prospectus supplement, with the ADS Purchasers under which we have agreed to issue, for payment by the ADS Purchasers of a purchase price of US$1.00 per ADS, which equals the par value of the underlying ordinary shares,             ADSs, subject to the ADS Purchasers’ obligation to deliver to us a number of ADSs equal to the number of purchased ADSs on a later date as described below. On the day we issue the purchased ADSs to the ADS Purchasers, we will prepay to the ADS Purchasers a US$1.00 per ADS repurchase price for these ADSs to be repurchased in the future.

The ADS Purchasers will receive all of the proceeds from the sale of purchased ADSs in this offering. We will not receive any proceeds from the sale of the purchased ADSs in this offering.

The ADS Purchasers have informed us that they intend to use the short position created by the repurchase provisions of the ADS issuance and repurchase agreements and the concurrent sale of the purchased ADSs to facilitate privately negotiated transactions or short sales by which investors in our notes hedge their respective investments in our notes. The ADS Purchasers are permitted to use the purchased ADSs only for settling sales pursuant to this prospectus supplement and accompanying prospectus. The ADS Purchasers have advised us that they intend to offer for sale pursuant to this prospectus supplement and accompanying prospectus all of the purchased ADSs. The ADS Purchasers have agreed under the ADS issuance and repurchase agreements that they will not transfer or dispose of any purchased ADSs, except pursuant to a registration statement that is effective under the Securities Act or to us, other than to an affiliate so long as such affiliate transferee does not transfer or dispose of such purchased ADS to any non-affiliated transferee except pursuant to a registration statement that is effective under the Securities Act or to us. See “Underwriting.”

The ADS Purchasers are initially offering for sale, pursuant to this prospectus supplement and the accompanying prospectus,             of the purchased ADSs. During the period that is currently expected to last for             business days following the date of this prospectus supplement and the accompanying prospectus, the ADS Purchasers expect to sell up to the remaining             purchased ADS, pursuant to this prospectus supplement and the accompanying prospectus, on a delayed basis in various transactions from time to time in amounts to be determined by the ADS Purchasers. We refer to these purchased ADSs as “supplemental hedge ADSs.” Any unsold supplement hedge ADSs at the end of that period will be delivered to us. In connection with the sale of these supplemental hedge ADSs, the ADS Purchasers, or their affiliates, may effect such transactions by selling the supplemental hedge ADSs to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the ADS Purchasers, or their affiliates, sell these supplemental hedge ADSs, each ADS Purchaser or such affiliate may, in its discretion, purchase a number of our ADSs on the open market at least equal to the number of the supplemental hedge ADSs it is selling to facilitate hedging transactions by investors in the notes.

The ordinary shares underlying the purchased ADSs will be issued and outstanding for purposes of the Cayman Islands Companies Law and, accordingly, the holders of such ADSs will have all of the rights of a holder of our outstanding ADSs, including the right to act through the depositary to vote the ordinary shares underlying such ADSs on all matters submitted to a vote of our ordinary shareholders, and the right to receive any dividends or other distributions that we may pay or make on our issued and outstanding ordinary shares, in each case subject to the limitations described under “Description of American Depositary Shares” in the accompanying prospectus. However, pursuant to the ADS issuance and repurchase agreements, the ADS Purchasers have agreed:

•	to pay to us an amount equal to any cash dividends or cash distributions (in liquidation or otherwise) that are paid on the purchased ADSs, and

•

to pay or deliver to us any other dividend or distribution, in liquidation or otherwise, on the purchased ADSs (other than a dividend or distribution of ADSs), except in the case of certain dividends or distributions resulting in an adjustment to the ADSs to be delivered to us, provided that if the ADS Purchasers are unable to acquire all or a portion of such other dividend or distribution within two business days of the distribution date, the ADS Purchasers may instead pay to us, in cash, the value of that portion of such dividend or distribution.

The ADS Purchasers are obligated to deliver to us, subject to applicable law, all of the purchased ADSs that have not been previously delivered to us when all of our notes are no longer outstanding (whether as a result of conversion, repurchase, cancellation or otherwise) or upon an acceleration of the ADS issuance and repurchase agreements upon a default by the ADS Purchasers under those agreements. The ADS Purchasers may also be obligated in certain circumstances to deliver to us some of the purchased ADSs, when a portion of our notes are no longer outstanding (whether as a result of conversion, repurchase, cancellation or otherwise). The ADS Purchasers may, at any time on three business days’ notice, deliver to us, subject to applicable law, some or all of the purchased ADSs.

If an ADS Purchaser is legally prevented from delivering the purchased ADSs to us, we have the right, after a certain grace period has lapsed, to require that ADS Purchaser pay us the market value of those purchased ADSs, instead of delivering those Purchased ADSs to us.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of the Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because, pursuant to the ADS issuance and repurchase agreements, among other things, upon conversion, repurchase or payment at maturity of all of the notes, the ADS Purchasers are obligated to deliver to us a number of ADSs equal to the number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements.

The sale of the purchased ADSs and the resulting increase in the number of outstanding ADSs and the related hedging transactions by investors in our notes could have the effect of lowering the market price of our ADSs. See “Risk Factors—Risks Related to Our Ordinary Shares and Our ADSs—The effect of the issuance of our ADSs in this offering may be to lower the market price of our ADSs.” In addition, any purchase of ADSs by the ADS Purchasers or their affiliates in the open market in connection with the termination of any portion of the ADS issuance and repurchase agreements may have the effect of increasing, or preventing a decline in, the market price of our ADSs during or following the repurchase period.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The Cayman Islands is not party to any double tax treaties.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementing rules of the EIT Law, “de facto management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case. Please note that, substantially all of our management is currently based in the PRC, and may remain in the PRC in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries.

Moreover, the implementing rules of the EIT Law provide that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in the PRC may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

Under the existing implementation rules of the EIT Law, dividends paid by us to our non-PRC resident ADS holders and ordinary shareholders should not be deemed to be derived from sources within the PRC and therefore should not be subject to the 10% income tax. However, what will constitute income derived from sources within the PRC is currently unclear. In addition, gains on the disposition of ADSs or ordinary shares should not be subject to PRC withholding tax. However, if we are treated as a “resident enterprise,” and dividends paid to our ADS holders and ordinary shareholders or any gain realized on the transfer of our ADSs and ordinary shares by non-PRC residents are considered as income derived from sources within the PRC, such dividends or gain may be subject to the 10% withholding tax.

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences to U.S. Holders (defined below) of the purchase, sale, and ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “U.S. Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a United States expatriate;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received on the ADSs by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Distributions on ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect any PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Select Market), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under—“Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended March 31, 2008 and we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, our PFIC status may be determined in large part based on the market price of our ADS and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital gains, even if you hold the ADSs or ordinary shares as capital assets.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

BENEFIT PLAN INVESTOR CONSIDERATIONS

General Fiduciary Matters

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA (“ERISA Plans”), on entities that are deemed to hold the assets of ERISA Plans and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

In considering an investment in the ADSs, any Plan fiduciary which proposes to cause a Plan to purchase the ADSs should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or other state or federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”).

Governmental plans, certain church plans and foreign plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to Similar Law. Fiduciaries of any such plans should consult with their counsel before purchasing the ADSs to determine the need for, and the availability, if necessary, of any exemptive relief under any Similar Law.

Prohibited Transaction Issues

The fiduciary of a Plan that proposes to purchase and hold any ADSs should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of Plan assets. Such parties in interest or disqualified persons could include, without limitation, us (or any of our respective affiliates) or the underwriters (or any of their respective affiliates). Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the ADSs on behalf of a Plan, Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by an insurance company pooled separate account) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. However, there can be no assurance that any of the Class Exemptions, statutory exemptions or any other exemption will be available with respect to any particular transaction involving the ADSs.

Representation

By acceptance of the ADSs, each purchaser and subsequent transferee of the ADSs will be deemed to have represented and warranted that either (A) no assets of a Plan or governmental, church or foreign plan have been used to acquire and hold such ADSs or an interest therein or (B) the purchase and holding of such ADSs or an interest therein by such purchaser or transferee are exempt from the prohibited transaction restrictions of ERISA and the Code, pursuant to one or more prohibited transaction statutory or administrative exemptions, and does not otherwise violate any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary (and each fiduciary for a governmental, church or foreign plan subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under ERISA, the Code or any Similar Law of an investment in the ADSs.

UNDERWRITING

Under the terms of and subject to the conditions contained in an underwriting agreement (the “underwriting agreement”) dated the date of this prospectus supplement, each of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (the “underwriters”), which are affiliates of the ADS Purchasers, has severally agreed to purchase, and the ADS Purchasers have severally agreed to sell, the purchased ADSs in this offering. Each underwriter has agreed to purchase approximately 50% of the purchased ADSs offered hereby.

The underwriters are offering the purchased ADSs subject to acceptance of the purchased ADSs by the ADS Purchasers and subject to their prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered hereby if any such ADSs are taken.

The purchased ADSs may be offered for sale in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. Of the             purchased ADSs,             will be initially offered at US$             per ADS, and up to the remaining             are expected to be subsequently sold at prevailing market prices at the time of sale or at negotiated prices. We cannot assure you that prices at which our ADSs sell in the public market after this offering will not be lower than the offering price.

We expect that the delivery of the ADSs will be made against payment therefor on August 15, 2008, which will be the second business day following the date of pricing of the ADSs (such settlement cycle being herein referred to as ‘‘T+2’’). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of the ADSs who wish to trade any of such ADSs on the date of pricing should consult their advisor.

The use of the short position created by the repurchase provisions of the ADS issuance and repurchase agreements and the concurrent sale of the purchased ADSs in this offering is designed to facilitate privately negotiated transactions or short sales by which investors in the notes hedge their investment. See “Description of ADS Issuance and Repurchase Agreements and Concurrent Offering of Our Convertible Senior Notes.” The underwriters determined the number of our purchased ADSs to be offered by soliciting indications of interest from note investors seeking to establish short positions in our ADSs and discussing with these investors the size of their desired short positions. The underwriters determined the offering price of the purchased ADSs offered hereby by soliciting indications of interest from potential purchasers of our ADSs and conducting customary negotiations with those potential purchasers during the offering period. These potential purchasers of our ADSs may include potential purchasers in the notes. The initial price for the privately negotiated swap transactions between each ADS Purchaser or its affiliate and investors in the notes by which those investors in the notes establish their short positions will be the offering price of the fixed-price purchased ADSs initially offered hereby. This offering price hereunder may be at a discount to the market price of our ADSs at the time the offering is commenced.

In addition, in connection with facilitating such transactions, the ADS Purchasers or their respective affiliates expect to receive customary negotiated fees from investors in the notes, which may be deemed to be underwriter’s compensation, The ADS Purchasers and their respective affiliates may engage in such transactions at any time and from time to time during the term of the ADS issuance and repurchase agreements in ADS amounts to be determined by the ADS Purchasers and such affiliates.

The ADS Purchasers have advised us that during the period that is expected to last for six business days following the date of this prospectus supplement and the accompanying prospectus, they expect to offer up to             purchased ADSs, pursuant to this prospectus supplement and the accompanying prospectus, on a delayed basis from time to time. We refer to these purchased ADSs as “supplemental hedge ADSs.” Following the initial

sale of             purchased ADSs pursuant to this offering, the ADS Purchasers, or their respective affiliates, are expected to sell, on a delayed basis from time to time the supplemental hedge ADSs in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental hedge ADSs are expected to be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental hedge ADSs, the ADS Purchasers, or their affiliates, may effect such transactions by selling the supplemental hedge ADSs to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the ADS Purchasers, or their affiliates, sell these supplemental hedge ADSs, each ADS Purchaser or such affiliate may, in its discretion, purchase a number of our ADSs on the open market at least equal to the number of the supplemental hedge ADSs it is selling to facilitate hedging transactions by investors in the notes.

The ADS Purchasers will receive all of the proceeds from the sale of the purchased ADSs in this offering, We will not receive any proceeds from the sale of the purchased ADSs in this offering. Because the underwriters are receiving all of the proceeds of this offering, this offering is being conducted in accordance with Rule 2710(h) of the Financial Industry Regulatory Authority, or FINRA. Because a bona fide independent market exists for our ADSs, the FINRA does not require that we use a qualified independent underwriter for this offering.

There are no underwriting discounts and commissions. All offering expenses will be paid by the underwriters. Such estimated offering expenses payable by the underwriters are approximately US$            .

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CMED.”

We and each of our executive officers have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, or contract to sell any ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs;

•	in the case of us, issue any ordinary shares or ADSs, or any securities convertible into or exchangeable for ordinary shares or ADSs;

•	in the case of our executives, sell any option or contract to purchase any ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs;

•	in the case of our executives, purchase any option or contract to sell any ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs;

•

grant any option, right or warrant to purchase, lend or otherwise dispose of or transfer any ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs;

•

file, or request or demand that we file, a registration statement under the Securities Act with respect to any of the transactions relating to ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs, mentioned above; or

•

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of any ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or other securities, in cash or otherwise.

We may, however, offer, issue and sell ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs pursuant to the existing employee benefit plans, upon exercise or conversion of the notes offered in this offering or any security outstanding on the date hereof or in connection with an acquisition, provided, that, in the case of an acquisition of a private company, the recipient of such ordinary shares, ADSs or other securities shall enter into a lock up agreement for the balance of the lock up period and in the case of an acquisition of a public company, such ordinary shares, ADSs or other securities shall not be issued until the expiration of the lock up period. These restrictions do not apply to the sale by us of the ADSs hereunder and under the ADS issuance and repurchase agreements or the sale of the notes in the concurrent offering of our notes.

The restrictions on our executive officers do not apply to transactions relating to ordinary shares or ADSs or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made by such executive officers in connection with such subsequent sales.

Notwithstanding the foregoing, and subject to the conditions below, each of our executive officers may transfer ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for ordinary shares or ADSs, without the prior written consent of the underwriters, provided that (1) the underwriters receive a signed lock-up agreement for the balance of the lock-up period from each donee, distributee, or transferee, as the case may be and (2) no filing with the SEC under Section 16(a) of the Exchange Act is required regarding such transfers or otherwise voluntarily made by such executive officers regarding such transfers during the lock-up period:

•	as a bona fide gift or gifts;

•	to any trust the beneficiary of which is such executive officers or a member of the immediate family of such persons; or

•	to affiliates of such executive officers or to any investment fund or other entity controlled or managed by such executive officers.

In order to facilitate the offering of the purchased ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than are obligated to be purchased from the ADS Purchasers under the underwriting agreement, creating a short position. The underwriters can close out a covered short sale by purchasing ADSs in the open market. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters may also engage in passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares until the time, if any, at which a stabilization bid is made. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the underwriters and the ADS Purchasers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their affiliates from time to time have provided and currently provide investment banking and financial advisory services for us in the ordinary course of business for which they have received or will receive customary fees and commissions. In addition, the underwriters are the underwriters for the concurrent offering of notes, and affiliates of the underwriters are the ADS Purchasers. The underwriters or their affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.

Selling Restrictions

Australia.    This prospectus supplement and the accompanying prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus supplement and the accompanying prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus supplement and the accompanying prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus supplement and the accompanying prospectus.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the ADSs may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.

(a)	The ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	No advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Malaysia.    No prospectus supplement and the accompanying prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the ADSs is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The ADSs will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

PRC.    This prospectus supplement and the accompanying prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the PRC (excluding, for purposes of this paragraph, Hong Kong). Other than to qualified domestic institutional investors in the PRC, the ADSs are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, with the exception of qualified domestic institutional investors in the PRC, the ADSs may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to non-PRC natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC.

Singapore.    This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or any person pursuant to Section 275(2), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

State of Kuwait.    The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus supplement and the accompanying prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus supplement and the accompanying prospectus are required by us and the underwriters to keep this prospectus supplement and the accompanying prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Switzerland.    This prospectus supplement and the accompanying prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the ADSs has been or will be approved by any Swiss regulatory authority.

United Arab Emirates.    This prospectus supplement and the accompanying prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.    The ADSs are only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000 (“FSMA”), and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which section 21(1) of FSMA does not apply to us. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York State law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Shearman & Sterling LLP with respect to certain legal matters of United States federal and New York State law. Legal matters as to PRC law will be passed upon for the underwriters by Global Law Office. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.chinameditech.com. The information on our web site, however, does not, and should not be deemed to, form a part of this prospectus supplement and the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on June 27, 2008.

•

All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date here of and until the termination or completion of the offering under this prospectus supplement.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

Telephone number (8610) 6787-1166

Attention: Chief Financial Officer

PROSPECTUS

China Medical Technologies Inc.

ORDINARY SHARES

PREFERRED SHARES

DEBT SECURITIES

WARRANTS

We may offer and sell in any combination from time to time in one or more offerings ordinary shares, preferred shares, debt securities or warrants. The debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, depository shares or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Underwriting.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

August 11, 2008

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•

“China Medical,” “CMED,” “we,” “us” “our” and “our company” refer to China Medical Technologies, Inc., a company incorporated in the Cayman Islands, its predecessor and wholly owned subsidiary, Beijing Yuande Bio-Medical Engineering Co., Ltd., or YDME Beijing, and all other direct and indirect consolidated subsidiaries of China Medical Technologies, Inc., unless the context otherwise requires or as otherwise indicates;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 10 ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.10 per share; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares, preferred shares, debt securities and warrants from time to time and in one or more offerings. This prospectus only provides you with a summary description of our ordinary shares. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered (if other than ordinary shares and ADSs) and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.chinameditech.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on June 27, 2008.

•

With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

Telephone number (8610) 6787-1166

Attention: Chief Financial Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus, any accompanying prospectus supplement and any other document that we incorporate by reference herein and therein completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

OUR COMPANY

We are a leading China-based medical device company that develops, manufactures and markets advanced immunoassay and molecular diagnostic IVD products utilizing enhanced chemiluminescence immunoassay technology and fluorescence in situ hybridization technology. Our IVD products are used to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids. In addition, we develop, manufacture and market a therapeutic system which uses high intensity focused ultrasound, or HIFU, for the non-invasive treatment of solid cancers and benign tumors.

Our ECLIA system, which consists of reagent kits and an ECLIA analyzer, is an IVD system based on enhanced chemiluminescence immunoassay technology we acquired in August 2004. The ECLIA system is a type of IVD system commonly used in the United States and Western Europe, but is relatively new in China. Our ECLIA system is a “closed” system in that only our ECLIA reagent kits can be used with our ECLIA analyzer and our ECLIA analyzer can only be used with our ECLIA reagent kits. We had sold over 3,000 units of our ECLIA analyzer as of March 31, 2008. We currently offer 74 types of reagent kits for use with our ECLIA analyzers. These reagent kits are used to detect various thyroid disorders, diabetes, hepatitis, Down Syndrome, liver fibrosis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure.

Our FISH probes are molecular diagnostic IVD reagents used with FISH imaging analysis systems for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers. FISH technology enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the China market. We acquired our FISH technology in March 2007 and began marketing and selling FISH products in June 2007. We currently offer 35 FISH probes that are used to detect various genetic syndromes and cancers including breast cancer, bladder cancer, cervical cancer, leukemia and multiple myeloma. Our FISH probes can be used with the FISH imaging analysis system, which can be purchased either directly from system manufacturers or from us.

Our HIFU therapy system is an ultrasound-guided, ultrasound energy ablation system used for the non-invasive treatment of solid tumors. Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and had sold over 425 units of our HIFU therapy system as of March 31, 2008.

We have significant experience and demonstrated ability in identifying, acquiring and commercializing medical technologies with significant market potential. We have acquired HIFU, ECLIA and FISH technology platforms, successfully integrated these technologies into our existing operations and developed and marketed products utilizing these technologies.

We sell our ECLIA reagent kits and analyzers solely through distributors, who mainly target small to medium-sized hospitals. As our ECLIA system is a “closed” system, we believe that a large installed base of our ECLIA analyzers will enable us to derive a steady source of recurring revenue from sales of our reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and to derive additional recurring revenue from sales of our reagent kits, we introduced an ECLIA reagent rental program, under which we provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volumes to promote the sales of our reagent kits. Our FISH products are marketed and sold through our own sales force, who mainly target large hospitals. We had 125 sales and marketing employees as of March 31, 2008. We sell our HIFU therapy system primarily through distributors with a small percentage of sales made directly to hospitals.

Our Strengths

We believe that our principal competitive strengths include the following:

•	a leader in the Chinese immunoassay and molecular diagnostic IVD market, offering IVD products including our ECLIA system and FISH probes;

•	a leader in HIFU technology for tumor treatment;

•	strong research and development capabilities and commitment to our research and development efforts;

•	low manufacturing and operating costs; and

•	demonstrated ability to identify, acquire and commercialize medical technologies with significant market potential.

Our Strategies

We intend to continue to grow our business through the following strategies:

•	increase recurring revenue through developing and selling new ECLIA reagent kits, increasing the usage of our ECLIA reagent kits in hospitals and expanding the installed base of our ECLIA analyzers;

•

increase recurring revenue from sales of our FISH probes by expanding our direct sales force targeting large hospitals, promoting the adoption of FISH technology and developing new FISH probes with large market potential;

•	increase market penetration of our HIFU therapy system in China;

•	maintain our technological advantage through focused research and development; and

•	selectively acquire complementary products or technologies with significant market potential.

Our Challenges

The success of our business is subject to risks and uncertainties, including the following:

•	our possible failure in sustaining and expanding the market for our ECLIA system and FISH products;

•	possible reduction in, or our possible failure to increase, revenues from our ECLIA system, FISH products and HIFU therapy system;

•

our potential inability to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, combined with the uncertainties regarding the long-term effectiveness of HIFU medical devices for tumor treatment;

•

our failure to protect our intellectual property rights and our exposure to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs; and

•	increased costs, possible failure and other uncertainties relating to potential acquisitions of new products or technologies.

Our Products and Solutions

ECLIA System

Our ECLIA system, which consists of reagent kits and an ECLIA analyzer, is a “closed” IVD system based on enhanced chemiluminescence immunoassay technology we acquired in August 2004.

To perform a test using our ECLIA system, an ECLIA reagent is mixed with a sample of body fluid from the patient in a microplate provided in our reagent kit. The mixture reacts and emits light, which is measured and analyzed by the ECLIA analyzer. The result is compared with the reference ranges for the particular reagent in order to reach a diagnosis. Our ECLIA analyzer is a sensitive, accurate, low cost and simple-to-use IVD device capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce diagnostic results. We have developed several technologies that make our photon counter, a key component of our ECLIA analyzer, more sensitive and accurate. Our ECLIA analyzer uses our proprietary technology to analyze and organize the information produced and contains encryption codes that prevent users from conducting tests with reagents produced by other manufacturers.

We increasingly derive more revenue from recurring sales of ECLIA reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and increase recurring revenue from sales of reagent kits, we introduced a new ECLIA reagent rental program, under which we provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volumes to promote the sales of our ECLIA reagent kits.

We currently offer 74 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, and disorders related to reproduction and growth, severe acute respiratory syndrome, or SARS, Down Syndrome, liver fibrosis and various types of tumors. We are also developing reagents for other applications such as infertility disorders, HIV, hepatitis C and cardiac diseases. The following table sets out the major clinical applications of our reagent kits:

Type of Test	Numbers of Reagent Kits	Description
Anemia	1	To evaluate levels of serum ferritin in diagnosing iron deficiency anemia.
Cardiac diseases	1	To test the effectiveness of digoxin, a widely used drug for treatment of heart failure.
Growth disorder	1	Early diagnosis, identification and prognosis evaluation of problems relating to growth and development.
Hepatitis B	10	Basic tests hospitals perform to test for hepatitis B.
Infertility	7	To test for the sterility caused by the malfunction of immune system.
Liver fibrosis	4	Main tests performed by hospitals for evaluating the presence and degree of liver fibrosis.
Metabolic function (including diabetes)	4	To test insulin and C-Peptide levels, two common indications of diabetes and to test for and monitor diabetes where insulin and C-Peptide levels may not be a reliable indicator.
Other viruses	10	To test for the infection of other viruses including the five viruses that could cause the fetal malformation if infected during pregnancy.
Reproductive endocrinology	18	Main tests performed by hospitals to evaluate the functions of the female and male reproductive organs as well as tests to assess Down Syndrome

Type of Test	Numbers of Reagent Kits	Description
SARS	1	To test for SARS, an atypical pneumonia of unknown etiology recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.
Thyroid disorders	7	The basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland.
Tumors	10	To detect the following types of tumors: breast; colon; intestine; kidney; liver; lung; ovary; pancreas; prostate and stomach.

FISH Probes and FISH Imaging Analysis System

Our FISH probes are molecular diagnostic IVD reagents used with FISH imaging analysis systems for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers.

To perform a FISH test, a specific FISH probe is mixed with a sample of patient body fluid or tissue so that the probe can hybridize with its complementary target DNA in the patient’s cells. Once hybridized, the fluorescent fragments on the FISH probe will show precisely where the target DNA lies along the patient’s chromosomes. Under the fluorescent microscope, which is a key component of the FISH imaging analysis system, the medical practitioners examine the labeled sample, check the quality of the fluorescent signals, analyze the findings and record the areas for analysis. These fluorescent images are captured and saved on the computer for further analysis by the imaging analysis system if needed.

We currently offer 35 types of FISH probes. The following table sets out the major clinical applications of these FISH probes:

Application	Numbers of Probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.
Breast cancer	2	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy.
Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.
Leukemia	15	For diagnosis and prognosis of various leukemias and multiple myeloma.
Prenatal and postnatal	6	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.
Prostate cancer	6	An effective approach for early diagnosis of prostate cancer.

HIFU Therapy System

Our HIFU therapy system is an ultrasound-guided, ultrasound energy ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60° C and 70° C (140° F and 158° F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and had sold over 425 units of our HIFU therapy system as of March 31, 2008.

We launched our third-generation two-transducer HIFU therapy system in October 2006. This model is equipped with our proprietary non-invasive ultrasound temperature measuring technology that can collect real time temperature data through acoustic signals generated by the ultrasound waves used for treatment. As the amount of ultrasound energy required to achieve the destruction of tumor tissues can vary with the location of the tumor and the specific characteristics of the tumor tissues to be treated, real time temperature data allows the physician to adjust and more precisely achieve target temperature and provides the physician with more control over the treatment process and outcome. In addition, our third-generation HIFU therapy system enables the patients to be treated while lying down or sitting so that tumors in more locations in the body can be targeted and treated.

Summary Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with the audited consolidated financial statements and related notes included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The summary consolidated statement of income data (other than ADS data and weighted average number of shares outstanding) for the fiscal years ended March 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with the United States Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Summary Consolidated Statement of Income Data:
Revenues	371,767	546,970	915,738	130,596
Gross profit	261,273	395,356	569,302	81,190
Operating income	193,263	290,271	423,952	60,461
Other income (expense)	23,838	29,541	(20,533)	(2,928)
Earnings before income taxes	217,101	319,812	403,419	57,533
Income tax expense	(18,088)	(30,094)	(78,197)	(11,152)
Net income	199,013	289,718	325,222	46,381
Earnings per share(1)
Basic	0.81	1.08	1.24	1.80
Diluted	0.81	1.07	1.20	1.70
Earnings per ADS (basic and diluted)(2)
Basic	8.10	10.80	12.40	1.80
Diluted	8.10	10.70	12.00	1.70
Dividend declared per share	—	—	0.30
Weighted average number of shares outstanding
Basic	246,878,001	269,232,171	262,218,999	262,218,999
Diluted	247,163,001	286,979,793	310,396,680	310,396,680

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Earnings per share
Basic	0.05	0.06	0.26	0.04
Diluted	0.05	0.05	0.22	0.03

(2)	Each ADS represents 10 ordinary shares.

	March 31,
	2007	2008	2008
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash	1,173,640	682,679	97,359
Working capital(3)	764,090	671,990	95,834
Goodwill and intangible assets	1,565,362	1,550,447	221,113
Total assets	3,192,228	2,931,804	418,112
Convertible notes	1,158,480	1,051,800	150,000
Payables and deferred credit related to FISH acquisition(4)	530,598	65,793	9,383
Total liabilities	1,906,489	1,409,043	200,947
Total shareholders’ equity	1,285,739	1,522,761	217,165

(3)	Working capital is calculated using current assets minus current liabilities.
(4)	Payables and deferred credit related to FISH acquisition includes both current and non-current portion.

Recent Developments

The following tables set forth our summary interim consolidated statement of income data for the three-month periods ended June 30, 2007 and 2008 and our summary consolidated balance sheet data as of March 31, 2008 and June 30, 2008. The summary consolidated balance sheet data as of March 31, 2008 has been derived from our audited consolidated balance sheet as of March 31, 2008, which was included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The summary interim consolidated statement of income data (other than the per ADS data) for the three-month periods ended June 30, 2007 and 2008 and the summary interim consolidated balance sheet data as of June 30, 2008, have been derived from our unaudited condensed consolidated interim financial statements as of June 30, 2008 and for the three-month periods ended June 30, 2007 and 2008, which are not included or incorporated by reference in this prospectus supplement. Such unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods. You should read the following financial information together with our audited financial statements and the related notes as well as “Item 5—Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. Our historical results are not necessarily indicative of our results expected for any future periods.

	Three months ended June 30,
	2007	2008
	RMB	RMB
	(in thousands except for number of shares, per share and per ADS data)
Summary Interim Condensed Consolidated Statement of Income Data:
Revenues:
ECLIA system	79,051	111,718
FISH imaging system	14,442	50,334
HIFU therapy system	57,997	64,707

Total revenues	151,490	226,759

Gross profit	87,126	156,697

Operating expenses:
Research and development	(9,779)	(10,529)
Sales and marketing	(5,755)	(12,749)
General and administrative	(13,946)	(26,198)

Total operating expenses	(29,480)	(49,476)

Operating income	57,646	107,221

Other expense, net	(4,896)	(8,131)
Earnings before income taxes	52,750	99,090

Income tax expense	(7,927)	(18,826)

Net income	44,823	80,264
Earnings per share(1)
—Basic	0.17	0.31
—Diluted	0.17	0.29
Earnings per ADS(2)
—Basic	1.71	3.06
—Diluted	1.70	2.91
Dividend declared per share	0.30	0.32
Weighted average number of shares outstanding
—Basic	261,963,081	262,429,741
—Diluted	263,172,139	313,107,877

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Three months ended June 30,
	2007	2008
	RMB	RMB
Earnings per share
Basic	0.02	0.04
Diluted	0.02	0.03

(2)	Each ADS represents 10 ordinary shares.

	March 31, 2008	June 30, 2008
	RMB	RMB
	(in thousands)
Summary Consolidated Balance Sheet Data:
Assets
Current assets:
Cash	682,679	780,948
Trade accounts receivable	289,751	302,073
Other current assets	55,679	63,291
Total current assets	1,028,109	1,146,312

Property, plant and equipment, net	164,499	161,494
Intangible assets, net	1,541,793	1,493,952
Prepayments and other receivables	154,264	150,900
Other non-current assets costs	43,139	40,676
Total assets	2,931,804	2,993,334

Liabilities
Current liabilities:
Accounts payable	48,040	57,697
Accrued liabilities and other payables	238,580	225,059
Income taxes payable	69,499	74,013
Dividend payable	—	86,809
Total current liabilities	356,119	443,578

Convertible notes	1,051,800	1,028,865
Deferred income taxes	1,124	1,744
Total liabilities	1,409,043	1,474,187

Shareholders’ equity
Ordinary shares	225,473	225,473
Additional paid-in capital	526,264	533,958
Accumulated other comprehensive loss	(48,046)	(52,809)
Retained earnings	819,070	812,525
Total shareholders’ equity	1,522,761	1,519,147
Total liabilities and shareholders’ equity	2,931,804	2,993,334

Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

Revenues. Our revenues increased by 49.7% to RMB226.8 million in the three months ended June 30, 2008 from RMB151.5 million in the three months ended June 30, 2007. The increase was primarily due to an increase in sales of our ECLIA reagents and FISH probes and, to a less extent, an increase in sales of our HIFU therapy system.

•

Our revenues from sales of the ECLIA system increased by 41.3% to RMB111.7 million in the three months ended June 30, 2008 from RMB79.1 million in the three months ended June 30, 2007. The increase was primarily due to the increasing usage of our ECLIA technology by hospitals as well as the expanded installed base of our ECLIA analyzers, both of which resulted in increased sales of ECLIA reagents.

•

Our revenues from sales of the FISH products increased significantly to RMB50.3 million in the three months ended June 30, 2008 from RMB14.4 million in the three months ended June 30, 2007. The increase was primarily due to a substantial increase in sales of FISH probes. We commenced sales of FISH products in June 2007. As of June 30, 2008, over 200 large hospitals in China were using our FISH probes.

•

Our revenue from sales of the HIFU tumor therapy system increased by 11.6% to RMB64.7 million in the three months ended June 30, 2008 from RMB58.0 million in the three months ended June 30, 2007. The increase was driven primarily by increases in units sold. Sales of our HIFU therapy system are seasonal, and our first and second fiscal quarters, which are the quarters ending June 30 and September 30, respectively, have historically been weaker due to the budget cycles of hospitals in China.

Cost of revenue and gross margin. Our gross margin increased to 69.1% in the three months ended June 30, 2008 from 57.5% in the three months ended June 30, 2007. The increase in gross margin was primarily because a higher portion of our revenues was generated from sales of ECLIA reagents and FISH probes, both of which have higher gross margin.

Operating expenses. Our operating expenses increased by 67.8% to RMB49.5 million in the three months ended June 30, 2008 from RMB29.5 million in the three months ended June 30, 2007. The increase was primarily due to increases in general and administrative expenses and sales and marketing expenses.

•

Our research and development expenses increased to RMB10.5 million in the three months ended June 30, 2008 from RMB9.8 million in the three months ended June 30, 2007. The increase was primarily due to an increase in research and development expenses on new ECLIA reagents and FISH probes, which was partially offset by a reduction in the HIFU research and development expenses for the period.

•

Our sales and marketing expenses increased significantly to RMB12.7 million in the three months ended June 30, 2008 from RMB5.8 million in the three months ended June 30, 2007. Sales and marketing expenses as a percentage of revenues increased to 5.6% for the three months ended June 30, 2008 from 3.8% for the three months ended June 30, 2007. The increase was primarily due to the expansion of our direct sales force for FISH probes, increased product promotional activities as well as the cost of the ECLIA analyzers we provided to hospitals with certain diagnostic volumes free of charge to promote the sales of our ECLIA reagent kits under our new ECLIA reagent rental program.

•

Our general and administrative expenses increased to RMB26.2 million in the three months ended June 30, 2008 from RMB13.9 million in the three months ended June 30, 2007. General and administrative expenses as a percentage of revenues increased to 11.6% for the three months ended June 30, 2008 from 9.2% for the three months ended June 30, 2007. The increase was primarily due to the increased headcount associated with the expansion of our operation and a significant increase in stock compensation expenses arising from the restricted shares granted in June 2008.

Operating income. As a result of the foregoing, our operating income increased by 86.0% to RMB107.2 million in the three months ended June 30, 2008 from RMB57.6 million in the three months ended June 30, 2007.

Other expenses, net. Our net other expenses increased to RMB8.1 million in the three months ended June 30, 2008 from RMB4.9 million in the three months ended June 30, 2007.

•

Interest income. Interest income decreased by 54.0% to RMB4.0 million in the three months ended June 30, 2008 from RMB8.7 million in the three months ended June 30, 2007. The decrease was primarily due to lower average cash balances as a result of the payments for the acquisition of FISH technology and other acquisitions and a decrease in interest rate for US dollar bank deposits. The decrease was partially offset by an increase in interest rate for RMB bank deposits.

•

Interest expense. Our interest expense includes interest paid our outstanding US$150.0 million principal amount of 3.5% convertible senior subordinated notes due 2011, the amortization of the issuance cost for the 3.5% convertible senior subordinated notes due 2011 and other interest expense. Our total interest expense decreased by 11.4% to RMB12.1 million for the three months ended June 30, 2008 from RMB13.7 million in the three months ended June 30, 2007. Other interest expense of RMB1.1 million for the three months ended June 30, 2008 primarily represented the imputed interest related to the final payment of US$10.0 million for our FISH acquisition due in March 2009.

Income tax expense. Income tax expense increased significantly to RMB18.8 million in the three months ended June 30, 2008 from RMB7.9 million in the three months ended June 30, 2007. Our effective tax rate increased to 19.0% in the three months ended June 30, 2008 from 15.0% for in three months ended June 30, 2007 due to the PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, which became effective as of January 1, 2008. The EIT Law established a single unified 25% income tax rate for most companies with some exceptions allowing preferential income tax rates, including a 15% income tax rate available to qualified hi-tech enterprises. We will apply for the certification as high-tech enterprises for preferential tax treatment once the relevant government authorities commence formal acceptance of such applications. Before we qualify for such preferential tax treatment, we are required to pay income tax in accordance with the transitional income tax arrangement under which the income tax rate is 18% in 2008 and 20% in 2009. We believe that we meet the criteria of hi-tech enterprise for preferential tax treatment under the EIT Law and will be ready to make the relevant application when the government authorities commence the process.

Net income. As a result of the foregoing, our net income increased by 79.1% to RMB80.3 million in the three months ended June 30, 2008 from RMB44.8 million in the three months ended June 30, 2007.

Other Information

For the three months ended June 30, 2008, net cash provided by operating activities was RMB115.8 million, while net cash used in investment activities was RMB16.9 million. There was no cash provided or used in financing activities for the three months ended June 30, 2008. The accounts receivable turnover days decreased to 110 days in the three months ended June 30, 2008 from 114 days in the three months ended March 31, 2008.

RISK FACTORS

Please see the factors set forth under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being an exempted Cayman Islands company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system; the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Our business is primarily conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System located at 111 Eight Avenue, 13th Floor, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the federal securities laws of the United States or the securities laws of any state of the United States.

Walkers, our counsel as to Cayman Islands Law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:

(1) the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence thought an agent or representative office);

(2) the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;

(3) the judgment debtor, being a defendant in the foreign court, voluntarily submitted to the jurisdiction of that court by participating in the foreign proceedings; or

(4) if the judgment debtor had, before the commencement of the foreign proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or the courts of that country.

The Cayman Islands court must also be satisfied that: the judgment is for a fixed sum; the judgment was not obtained by fraud; the proceedings in which the judgment was obtained were not contrary to natural justice and the judgment is final and conclusive on the merits. The usual procedure for enforcement of a foreign judgment is to commence proceedings on the judgment as a common law debt.

Walkers has further advised us that the courts of the Cayman Islands would not entertain original actions brought in the Cayman Islands against us or our directors or officers which only relate to the securities laws of the

United States or any state in the United States. An original action brought in the Cayman Islands must give rise to a cause of action in the Cayman Islands (whether pursuant to Cayman Islands statutes or the common law).

However, there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertained sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under common law. The civil liability provisions of United States federal and state securities law generally permit punitive damages against us. It is uncertain whether a judgment obtained from a United States court under the civil liability provisions of United States federal or state securities laws would be regarded by Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a United States or Cayman Islands court.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratios are calculated by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges and fixed charges consist of interest expense and amortization of the issuance costs of the US$150.0 million principal amount of 3.5% convertible senior subordinated notes due 2011.

	Year Ended March 31,					Three Months ended June 30, 2008
	2004	2005	2006	2007	2008
Ratio of earnings to fixed charges	595	26,060	*	18	9	9

*	The ratio of earnings to fixed charges for the year ended March 31, 2006 is not applicable because there was no fixed charge incurred for the fiscal year.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	ordinary shares, including ordinary shares represented by ADSs;

•	preferred shares;

•	debt securities; and

•	warrants to purchase debt securities, ordinary shares, preferred shares or ADSs.

We will set forth in the applicable prospectus supplement a description of the preferred shares, debt securities and warrants, and, in certain cases, the ordinary shares (including ordinary shares represented by ADSs) that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 500,000,000 ordinary shares, par value US$0.10. As of August 11, 2008, there were 274,066,661 ordinary shares issued and outstanding.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited consolidated financial statements.

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

General

The Companies Law is modeled after English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted (within four months) by holders of 90.0% of the shares affected, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may not generally be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under the Delaware General Corporate Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self- dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association, provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our second amended and restated articles of association, allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed with cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permits indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Second Amended and Restated Memorandum and Articles of Association

Some provisions of the second amended and restated memorandum and articles of association to be adopted in connection with this offering may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., as the depositary under the deposit agreement, will issue the American Depositary Shares representing ordinary shares of par value of US$0.10 per ordinary share of China Medical Technologies, Inc. (incorporated under the laws of Cayman Islands) and its successors, also referred to as ADSs. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” Each ADS will represent 10 ordinary shares (or the right to receive 10 ordinary shares) deposited with Citibank, N.A.—Hong Kong branch, as custodian. Each ADS will also represent securities, cash or other property deposited with the depositary but not distributed to ADS holders. The depositary’s principal office at which the ADSs will be administered is located at 399 Park Ave, New York, New York 10043. A copy of the deposit agreement is on file with the Securities and Exchange Commission, or the SEC, under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549 or from the SEC’s website at www.sec.gov.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the form of ADR attached thereto.

Dividends and Distributions

As an ADS holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the ADS holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to ADS holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole numbers of new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by ADS holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the United States securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to ADS holders. If registration under the Securities Act, or other applicable law is required, the depositary will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary will establish procedures to distribute rights to purchase additional ADSs to ADS holders and to enable such ADS holders to exercise such rights only if the depositary determines that it is lawful and reasonably practicable to make the rights available to holders of ADSs, we make timely request that such rights be made available to ADS holders, and we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by ADS holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not lawful and reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ordinary shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if the depositary determines that it is reasonably practical to make such distribution, we make timely request that such distribution be made available to you, and we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If the depositary determines that it is reasonably practicable to distribute such property to you, if we make timely request that such distribution be made available to you, and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by United States and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given, that payment has been made to the depositary of the fees and charges of the depositary for accepting a deposit, issuing ADSs and all taxes and governmental charges and fees payable in connection with such deposit and the transfer of ordinary shares and the issuance of ADSs, and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities”, as defined in the deposit agreement.

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADS holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADS holders under the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split-up, you must surrender the ADRs in question to the depositary with your request to have them combined or split-up, and you must pay all applicable fees, charges and expenses payable by ADS holders, under the terms of the deposit agreement, upon a combination or split-up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by United States and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary will either return the number of ADSs representing any remaining fractional ordinary shares or sell or cause to be sold the fractional ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you net of fees, expenses, taxes and other governmental charges.

You will have the right to withdraw the securities represented by your ADSs at any time unless:

•

a temporary delay arises because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	you are subject to an undischarged obligation to pay fees, taxes and similar charges.

•	laws or regulations applicable to ADSs or the withdrawal of securities on deposit restrict such withdrawal.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

Voting at our shareholders meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. In the event of voting by show of hands, the depositary will vote the shares underlying the ADSs in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. In the event of poll voting, the depositary will vote the share underlying the ADSs in accordance with the voting instructions it receives from ADS holders. In the event of poll voting, shares underlying the ADSs for which no instructions are received will not be voted by the depositary.

As an ADS holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs as described above. The voting rights of holders of ordinary shares are described in this prospectus under “Description of Share Capital—Voting Rights.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received will not be voted.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted, except as described above.

Notices and Reports

The depositary will make available for inspection by ADS holders at its principal office any reports and communications, including any proxy soliciting material, received from us, which are both (a) received by the depositary as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by us. However, such inspection shall not be for the purpose of communicating with holders of ADSs in the interest of a business matter other than the business of our company, or matters relating to the deposit agreement or the ADSs. The depositary will also, upon our written request, send to the ADS holders copies of such reports when furnished by us under the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to the depositary by us will be furnished in English.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

Distribution of ADSs under stock dividends, other free stock distributions or exercise of rights	Up to US$0.05 per ADS issued

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or portion thereof) distributed

Depositary Services Fee	Annually up to US$2.00 per 100 ADSs held at the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under the third paragraph above during the applicable calendar year

Transfer of ADRs	US$1.50 per certificate presented for transfer

If the annual depositary services fee is to be charged to owners of ADSs by the depositary, the depositary will invoice and collect such fee, net of any cash dividend fee previously charged to holders of ADSs during the calendar year, from participants in DTC on behalf of owners of ADSs or directly from holders of ADSs (in the case of registered holders of ADSs). In the event such annual depositary services fee is not paid by or on behalf of an ADS holder, the depositary reserves the right to offset the unpaid depositary services fee from any amounts to be subsequently distributed to such ADS holder, including from cash dividends or other distributions.

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands, (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•

Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the ordinary shares, ordinary shares on deposit, ADSs and ADRs.

We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The Depositary shall provide without charge, a copy of its latest fee schedule to anyone upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The depositary may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed, and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs at any time without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:

•

For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During this six-months period, the depositary will continue to collect all distributions received on the ordinary shares on deposit, but will not register the transfer of ADSs or distribute any property to you until you surrender your ADSs for cancellation.

•

After the expiration of this six-months period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the ADS holders in an unsegregated account without liability for interest for the pro rata benefit of the holders of ADSs who have not surrendered their ADSs. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the ADS holders still outstanding.

Books of Depositary

The depositary will maintain a record of ADS holders and any reports and communications, including proxy soliciting materials, received from us which are received by the depositary or the custodian or made generally available to the holders of the deposited securities, and the registrar shall keep books for the registration of ADSs at its office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of an ADS, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of securities on deposit.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary also disclaim liability for the inability by an ADS holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to issue ADSs before deposit of the underlying ordinary shares or to deliver ordinary shares before receipt of ADSs for withdrawal of the underlying ordinary shares. Each is called a pre-release transaction. The depositary may engage in a pre-release transaction only under the following conditions:

•	before or at the time of the pre-release transaction, the person to whom the pre-release transaction is being made must represent to the depositary in writing that it or its customer

•	at the time of the pre-release transaction owns the ordinary shares or ADSs to be delivered by him/her/it,

•	assigns all beneficial rights, title and interest in the ordinary shares or ADSs to the depositary,

•	unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and

•	agrees to any additional restrictions or requirements that the depositary deems appropriate;

•	the pre-release transaction must be fully collateralized with cash, U.S. Government Securities or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release transaction on not more than five business days’ notice; and

•	the pre-release transaction will be subject to further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs to 30% of the ADSs outstanding at any one time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency without liability for interest for the applicable holders.

The Custodian

The depositary has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary in accordance with the deposit agreement. If the custodian resigns or is discharged form its duties under the deposit agreement, the depositary will appoint a successor custodian. If the depositary resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York.

UNDERWRITING

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York State law will be passed upon for us by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares will be passed upon for us by Walkers.

EXPERTS

The consolidated financial statements of China Medical Technologies, Inc. and its subsidiaries (the “Company”) as of March 31, 2007 and 2008 and for each of the years in the three-year period ended March 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the March 31, 2007 and 2008 consolidated financial statements refers to a change in the method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”, effective April 1, 2006.

The audit report on the effectiveness of internal control over financial reporting as of March 31, 2008, contains an explanatory paragraph that states the Company acquired Beijing Bio-Ekon Biotechnology Co., Ltd. during the year ended March 31, 2008 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008, Beijing Bio-Ekon Biotechnology Co., Ltd.’s internal control over financial reporting associated with total assets of RMB233,408,000 and total revenues of RMB4,765,000 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2008, and our audit of the Company’s internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Beijing Bio-Ekon Biotechnology Co., Ltd.

The offices of KPMG are located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.